Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

BY AND AMONG

YADAV ENTERPRISES, INC.,

YTC ENTERPRISES, LLC

AND

FIESTA RESTAURANT GROUP, INC.

DATED AS OF JULY 1, 2021

THIS DOCUMENT, IN ITS PRESENT FORM OR AS IT MAY BE HEREAFTER REVISED BY ANY PARTY, WILL NOT BECOME A BINDING AGREEMENT OF THE PARTIES UNLESS AND UNTIL IT HAS BEEN SIGNED BY ALL PARTIES. THE EFFECT OF THIS LEGEND MAY NOT BE CHANGED BY ANY ACTION OF THE PARTIES.

i

4.15	Environmental Matters	32
4.16	Real Property	32
4.17	Personal Property	35
4.18	Labor Matters	35
4.19	Intellectual Property; IT Systems	37
4.20	Brokers	38
4.21	Data Handling	38
4.22	Insurance	39
4.23	Restaurants; Franchising Matters	39
4.24	Corporate Records	40
4.25	Anti-Money Laundering	40
4.26	Material Suppliers	40
4.27	Disclaimer of Seller	40

Article V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

5.1	Organization	41
5.2	Authority; Enforceability	41
5.3	No Conflict; Required Filings and Consents	42
5.4	Brokers	42
5.5	Litigation	42
5.6	Financing	43
5.7	Investment Intent	43
5.8	Solvency	43
5.9	R&W Insurance Policy	43
5.10	Inspection; No Other Representations	43

Article VI

COVENANTS

6.1	Affirmative Covenants of Seller	44
6.2	Negative Covenants of Seller	45
6.3	Access and Information	48
6.4	Confidentiality	48
6.5	Continuation of Indemnification	49
6.6	[Reserved].	49
6.7	Employee Matters	49
6.8	R&W Insurance Policy	50
6.9	Wrong Pockets	51
6.10	Insurance Proceeds	51

Article VII

ADDITIONAL AGREEMENTS

7.1	Appropriate Action	51
7.2	Public Announcements	51
7.3	Exclusive Dealing	52
7.4	Retention and Access to Records	53
7.5	Tax Matters	53
7.6	Carrols and Fiesta Guarantees	55
7.7	Liquor Licenses	56

Article VIII

CLOSING CONDITIONS

8.1	Conditions to Obligations of the Buyer Parties	56
8.2	Conditions to Obligations of Seller	57
8.3	Waiver of Closing Conditions	58

Article IX

INDEMNIFICATION

9.1	Survival.	58
9.2	General Indemnification.	58
9.3	Indemnification Procedures.	60
9.4	Limitations on Indemnification Obligations	61
9.5	Exclusive Remedy and Manner of Payment	63
9.6	Treatment of Indemnification Payments	63

Article X

TERMINATION

10.1	Termination	63
10.2	Effect of Termination	64
10.3	Termination Fee	64

Article XI

MISCELLANEOUS

11.1	Notices	64
11.2	Amendment	65
11.3	Waiver	65
11.4	Headings	65
11.5	Severability	65

11.6	Entire Agreement	66
11.7	Assignment	66
11.8	Parties in Interest	66
11.9	Failure or Delay Not Waiver; Remedies Cumulative	66
11.10	Specific Performance	66
11.11	Governing Law; Jurisdiction Waiver of Jury Trial	67
11.12	Counterparts	68
11.13	Interpretation	68
11.14	Costs of Dispute	69
11.15	Fees, Expenses and Other Payments	69
11.16	Non-Recourse; Release.	69
11.17	Certain Legal Representation Matters	70
11.18	Construction	71

EXHIBITS

EXHIBIT A	Form of Seller Restrictive Covenant Agreement
EXHIBIT B	Accounting Principles
EXHIBIT C	Form of Transition Services Agreement
EXHIBIT D	Form of R&W Insurance Policy
EXHIBIT E	Excluded Liabilities
EXHIBIT F	Specified Current Assets
EXHIBIT G	Specified Current Liabilities
EXHIBIT H	Form of Interim Beverage Management Agreement

v

Execution Version

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of July 1, 2021 (this “Agreement”), by and among Yadav Enterprises Inc., a California corporation (“Buyer Guarantor”), YTC Enterprises, LLC, a Delaware limited liability company (“Buyer” and, together with Buyer Guarantor, the “Buyer Parties” and each, a “Buyer Party”) and Fiesta Restaurant Group, Inc., a Delaware corporation (“Seller”). Buyer Guarantor, Buyer and Seller are sometimes referred to herein as the “Parties” and each, a “Party”.

W I T N E S S E T H:

WHEREAS, Seller is the record and beneficial owner of all of the issued and outstanding shares of capital stock (the “Company Shares”) of Taco Cabana, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Buyer Guarantor and Buyer are Affiliates (as such term is defined below) by virtue of Buyer and Buyer Guarantor being under common control, and Buyer was formed by the Buyer Parties’ Affiliate for the purposes of entering into and consummating the transactions contemplated hereby; and

WHEREAS, the Buyer Parties desire for Buyer to purchase and acquire from Seller, and Seller desires to sell and transfer to Buyer, all of Seller’s right, title and interest in and to the Company by way of a purchase by Buyer of the Company Shares, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements of the parties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I

CERTAIN DEFINITIONS

1.1 Certain Definitions.

“Accounting Principles” means the accounting principles and methodologies used to calculate the Excluded Liabilities as set forth in Exhibit E, the Specified Current Assets as set forth in Exhibit F and the Specified Current Liabilities in Exhibit G, and as further set forth on Exhibit B.

“Acquisition Proposal” means an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group (other than the Buyer Parties), relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any of the following: (a) a direct or indirect acquisition of all or substantially all of the assets of Seller and its Subsidiaries (including the Company and its Subsidiaries) taken as a whole that does not contemplate by its terms the closing of the transactions contemplated by this Agreement, (b) a direct or indirect acquisition of all of the voting equity interests of the Seller that does not contemplate by its terms the closing of the transactions contemplated by this Agreement, (c) a tender offer or exchange offer that (i) if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 50% or more of the voting power of Seller and (ii) does not contemplate by its terms the closing of the transactions contemplated by this Agreement; (d) a merger, consolidation, other business combination, or similar transaction involving Seller or its Subsidiaries (including the Company and its Subsidiaries), (i) pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 50% or more of the consolidated net revenues, net income, or assets of Seller and its Subsidiaries, taken as a whole and (ii) which does not contemplate by its terms the closing of the transactions contemplated by this Agreement; (e) a liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of Seller or its Subsidiaries which, (i) individually or in the aggregate, constitute 50% or more of the consolidated assets of Seller and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, and (ii) does not contemplate by its terms the closing of the transactions contemplated by this Agreement; or (f) any combination of the transactions contemplated by subsections (a) through (e) hereof.

“Acquisition Transaction” means (a) any merger, consolidation, stock acquisition, asset acquisition, business combination or similar transaction with any Person or group of Persons (other than the Buyer Parties or any of their Affiliates) with respect to all or substantially all of the assets or business of the Company or any Company Subsidiary, (b) the acquisition of beneficial ownership (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) by any Person or group of Persons (other than the Buyer Parties or any of their Affiliates) of more than 50% of the voting equity securities of the Company or (c) any combination of the transactions described in clauses (a) or (b) above.

“Affiliate” of any Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the first Person. For purposes of this definition, the term “control,” “controlled by” or “under common control with,” as and with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the right to appoint directors or managers, by contract, or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means each of the agreements, documents, certificates and instruments delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and similar laws, regulations, and orders relating to anti-bribery or anti-corruption, in each case as amended, re-enacted or replaced from time to time and as applicable to the Company or any Company Subsidiary.

“Audit” means any audit, assessment of Taxes, examination or other proceeding by the United States Internal Revenue Service or any other Governmental Entity responsible for the administration of any Taxes, proceeding or appeal of such proceeding relating to Taxes.

“Base Balance Sheet” has the meaning set forth in Section 4.8(a).

“Base Purchase Price” means Eighty-Five Million Dollars ($85,000,000).

“Beverage Management Agreement” has the meaning set forth in Section 3.2(m).

“Binder Agreement” means the Binder Agreement dated as of the date hereof between Buyer and the R&W Insurer pursuant to which the R&W Insurer has committed to issue the R&W Insurance Policy to Buyer as of the Closing Date.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Guarantor” has the meaning set forth in the Preamble.

“Buyer Parties” or “Buyer Party” has the meaning set forth in the Preamble.

“Buyer Indemnitee” has the meaning set forth in Section 9.2(a).

“Buyer Plan” has the meaning set forth in Section 6.7(c).

“Buyer-Prepared Tax Return” has the meaning set forth in Section 7.5(a).

“Buyer Representatives” has the meaning set forth in Section 6.3.

“Carrols” has the meaning set forth in Section 7.6.

“Carrols Guarantees” has the meaning set forth in Section 7.6.

“Claim Notice” means written notification which contains (i) a description of the Loss incurred or reasonably expected to be incurred by the Indemnified Party, a reasonably specific description of the basis therefor and the claimed amount of such Loss incurred or reasonably expected to be incurred by the Indemnified Party, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Section 9.3 for such Loss and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Loss.

“Cleanup” means all actions required to: (a) remove, treat or remediate Hazardous Materials; (b) prevent the Release or threatened Release of Hazardous Materials; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; and/or (d) respond to any requests by Governmental Entities for information or documents in any way relating to removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 2.4(a).

“Closing Statement Finalization Date” has the meaning set forth in Section 2.4(e).

“COBRA” has the meaning set forth in Section 4.11(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 9.4(a).

“Company” has the meaning set forth in the Recitals.

“Company Cash” means cash, cash equivalents and liquid investments of the Company and the Company Subsidiaries as of the Effective Time, but excluding (i) the Specified Current Asset identified as “Petty Cash” in Exhibit F, which the Parties estimate will be $284,000 as of the Effective Time, (ii) the amount of cash or cash equivalents in respect of checks, wires or drafts issued by the Company or any Company Subsidiary to the extent such checks or drafts have not cleared as of the time of determination and (iii) any cash restricted in use in the ordinary course of business by Contract, law or otherwise (including all cash posted to support letters of credit, performance bonds, security deposits or other obligations).

“Company Data” means the data (i) managed and maintained by the Company and the Company Subsidiaries on behalf of their respective clients and customers or (ii) included in the Company Owned Intellectual Property that is material to the business of the Company and the Company Subsidiaries and contained in any database used or maintained by the Company and the Company Subsidiaries.

“Company Employees” has the meaning set forth in Section 6.7(a).

“Company Fees and Expenses” means, collectively, without duplication, (i) costs, commissions, fees and expenses incurred by the Company or any Company Subsidiary in connection with or related to the transactions contemplated by this Agreement, including (A) investment banking, legal and accounting fees and expenses, (B) any compensation payable by the Company to any current or former director, officer, employee, agent, consultant or advisor as a result of the transactions contemplated by this Agreement, including change in control payments, severance payments (but excluding “double trigger” severance), retention or “stay” bonuses intended to induce employees of the Company to remain employed by the Company through the Closing (if any), special or closing bonuses or similar payments, (ii) the employer portion of all payroll Taxes associated with any of the amounts described in the preceding clause (i)(B) and any amounts payable by the Company or any Company Subsidiary to offset or gross up any excise or income Taxes related thereto and (iii) fifty percent (50%) of the aggregate amount of the premium paid for the R&W Insurance Policy; provided, that in the case of subsections (i) and (ii), solely to the extent such amounts have not been paid immediately prior to the Closing. For the avoidance of doubt and notwithstanding anything to the contrary contained herein, the term “Company Fees and Expenses” shall not include amounts included in the calculation of Excluded Liabilities.

“Company IT Systems” has the meaning set forth in Section 4.19(g).

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary.

“Company Operated Restaurants” has the meaning set forth in Section 4.23.

“Company Shares” has the meaning set forth in the Recitals.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Used Intellectual Property” means all Intellectual Property owned or controlled by a third Person and used by the Company or any Company Subsidiary in connection with the business of the Company or the Company Subsidiaries as currently conducted, but excluding, for the avoidance of doubt, any Company Owned Intellectual Property.

“Confidentiality Agreement” has the meaning set forth in Section 6.4.

“Consent” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.7(a).

“Contract” means any legally binding contract, agreement, subcontract, indenture, mortgage, lease, sublease, license, note, bond, deed, loan, trust, instrument, concession, franchise, commitment or undertaking or other binding instrument or obligation (including any amendments and other modifications thereto), in each case, in writing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or strains thereof.

“D&O Tail Insurance Policy” has the meaning set forth in Section 6.6.

“Direct Claim” has the meaning set forth in Section 9.3(c).

“Disclosure Schedule” means the disclosure schedule being delivered to Buyer contemporaneously with the execution of this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, (a) the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the applicability of such information and disclosure is reasonably apparent, (b) the disclosure of any matter in the Disclosure Schedule shall not be construed as indicating that such matter is necessarily required to be disclosed in order for any representation or warranty to be true and correct in all material respects, (c) the Disclosure Schedule is qualified in its entirety by reference to this Agreement and is not intended to constitute, and shall not be construed as constituting, representations and warranties by any party except to the extent expressly set forth herein, and (d) the inclusion of any item in the Disclosure Schedule shall be deemed neither an admission that such item is material to the business, financial condition or results of operations of the Company, that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and shall not be construed as an admission by Seller, the Company or any Company Subsidiary of any non-compliance with, or violation of, any third party rights (including to any intellectual property rights) or any applicable Law of any Governmental Entity, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.

“Effective Time” has the meaning set forth in Section 3.1.

“Environmental Claim” means any claim (legal, equitable or administrative), action or cause of action (written or oral) by any Person alleging potential liability (including such liability for Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or administrative, civil or criminal penalties) arising out of, based on or resulting from (a) the presence, Release or threat of Release of any Hazardous Materials at any location, whether or not leased or operated by the Company, or (b) circumstances forming the basis of any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all applicable Laws relating to (a) pollution or protection of human health or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials, (b) the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and (c) record keeping, notification, disclosure or reporting requirements respecting Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” has the meaning set forth in Section 4.11(a).

“Estimated Net Purchase Price” has the meaning set forth in Section 2.3.

“Estimated Specified Current Assets” has the meaning set forth in Section 2.3.

“Estimated Specified Current Liabilities” has the meaning set forth in Section 2.3.

“Event” means any effect, change, fact, event, condition, occurrence, development or circumstance.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” means the liabilities of the Company and the Company Subsidiaries of the types set forth in Exhibit E as of the Effective Time, which Exhibit includes the Excluded Liabilities as of June 6, 2021 for illustrative purposes only.

“Final Adjustment Amount” has the meaning set forth in Section 2.4(f).

“Financial Statements” has the meaning set forth in Section 4.8(a).

“Franchise Agreement” means any oral or written agreement, including all master franchise agreements, area development agreements and individual unit franchise, license or sublicense agreements, and any amendments, addenda, modifications or other agreements ancillary thereto, pursuant to which any Franchisor or Franchisee is, or has been, a party.

“Franchise Sales Laws” means the FTC Trade Regulation Rules entitled “Disclosure Requirements and Prohibitions Concerning Franchising” and “Disclosure Requirements and Prohibitions Concerning Business Opportunities” and predecessor FTC Trade Regulation Rule(s) (collectively, the “FTC Rule”), or any other federal, state, provincial or local law, rule or regulation in the United States which governs, regulates or otherwise affects the offer or sale of franchises or business opportunities or the relationship thereof, including any termination, non-renewal and transfer of same.

“Franchised Restaurants” has the meaning set forth in Section 4.23.

“Franchisee” means any Person who has been authorized or licensed by a Franchisor to develop, open, operate, or authorize any other Person to develop, open or operate, a “franchise” or “business opportunity,” as those terms are defined by the Franchise Sales Laws, pursuant to a Franchise Agreement.

“Franchisor” means the Company or the applicable Company Subsidiary who has authorized or licensed a Franchisee to develop, open, operate, or authorize any other Person to develop, open or operate, a “franchise” or “business opportunity,” as those terms are defined by the Franchise Sales Laws, pursuant to a Franchise Agreement.

“Fraud” means, with respect to Seller, actual and intentional common law fraud, as interpreted under the laws and by the courts of the State of Delaware, with respect to the making of the representations and warranties pursuant to Article IV; provided that “Fraud” shall only be deemed to exist if any of the individuals included in the definition of “Knowledge of Seller” had actual knowledge that the representations and warranties made by Seller were actually breached when made. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, securities fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means (a) any nation or government, any state or other political subdivision thereof; (b) any entity, authority or body exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or any nation or any state of the United States or any political subdivision or territory thereof; or (c) any court or legally constituted tribunal or arbitrator.

“Guaranteed Obligations” has the meaning set forth in Section 11.10(b).

“Hazardous Materials” means all substances defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, and any other waste, pollutant or contaminant regulated under any Environmental Law.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnified Tax Matters” means, solely to the extent of any amounts not included as a Specified Current Liability or otherwise included in the calculation of Net Purchase Price, (i) the audits set forth on Section 4.13 of the Disclosure Schedule and (ii) the failure by the Company or the Company Subsidiaries to properly collect and remit sales and use Tax in the State of Texas during the period between October 1, 2017 and March 31, 2021 with respect to (A) the failure to properly collect and maintain exemption certificates from customers, (B) repair and remodeling of Company Operated Restaurants or (C) the provision of discounted or complimentary meals.

“Insurance Policies” has the meaning set forth in Section 4.22.

“Intellectual Property” means all: (a) copyrights, including moral rights and rights of attribution and integrity, copyrights in Software and in the content contained on any Internet site, and registrations and applications for any of the foregoing; (b) patents and industrial designs, including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing; (c) trademarks, service marks, trade names, designs, logos, emblems, signs or insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing, registrations and applications relating to any of the foregoing; (d) trade secrets, know-how and confidential information; (e) Internet domain names and social media accounts; (f) rights of publicity; and (g) other similar intangible assets, and all rights to sue for past infringement, misappropriation or other violation of any of the foregoing rights.

“Interim Period” has the meaning set forth in Section 6.1.

“IP Agreements” means all agreements (including outstanding decrees, orders, judgments, settlement agreements or stipulations) to which the Company is a party or otherwise bound pursuant to which the Company has been granted rights to any Intellectual Property (excluding generally available Software) that is material to the business of the Company as currently being conducted.

“Knowledge of Seller” means the actual knowledge of Richard Stockinger, Dirk Montgomery, Louis DiPietro, Ulyses Camacho and Cheri Kinder.

“Laws” means all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, orders, judgments and decrees.

“Leased Real Property” has the meaning set forth in Section 4.16(b).

“Liability” or “liability” means any liability, debt, obligation, duty, deficiency, interest, Tax, penalty, fine, demand, judgment, cause of action or other Loss (including loss of benefit), cost or expense of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether or not foreseeable and whether due or to become due and regardless of when asserted).

“Liens” means with respect to any property or asset any and all liens, encumbrances, security interests, mortgages, pledges, claims, options or restrictions of any kind whatsoever (including deeds of trust, leases, subleases, licenses, options, rights of first refusal or first offer, rights-of-way, rights of setoff, easements, restrictions on transfer, restrictive covenants, servitudes, defects in title, pledges, conditions, encroachments or other survey defects, charges and hypothecations, but excluding those created under applicable securities Laws).

“Litigation” has the meaning set forth in Section 4.10(a).

“Loss” has the meaning set forth in Section 9.2(a).

“Maintenance and Repair Amount” means $3,550,000 which represents the Parties’ agreed-upon final aggregate cost of the Maintenance and Repair Work to be paid for by Seller at the Closing in accordance with the terms hereof.

“Maintenance and Repair Work” means any and all maintenance and repair work that may be performed by the Buyer Parties, the Company, or any Company Subsidiary after the Closing on the Company Operated Restaurants.

“Material Adverse Effect” means any Event that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on the financial condition, business, properties or results of operations of the Company and the Company Subsidiaries, taken as a whole, provided, however, that none of the following, either alone or in combination, shall constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any Event affecting any of the industries generally in which the Company or any Company Subsidiary operates or in which the products or services of the Company or any Company Subsidiary are used, (b) natural disasters, earthquakes, floods, hurricanes, pandemics, epidemics or other acts of nature (including, without limitation, COVID-19), (c) global, national or regional political conditions, including the engagement in, or escalation or worsening of hostilities in any country, political instability, acts of terrorism or war, or any cyber-attack or force majeure, (d) any Event affecting the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy anywhere else in the world, (e) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (f) any action permitted or required to be taken by the Company under the terms of this Agreement or any Ancillary Agreement, (g) any Event that results from any action taken at the express prior request of a Buyer Party or with a Buyer Party’s prior consent, (h) the announcement of the execution of this Agreement or the pendency of transactions contemplated hereby, (i) any change in Law or GAAP or interpretation thereof after the date of this Agreement; (j) any breach by a Buyer Party of its respective obligations under this Agreement or any Ancillary Agreement or (k) the availability or cost of equity, debt or other financing to the Buyer Parties or their Affiliates; unless, in the case of clauses (a), (b), (c), (d) and (i) above, such Events have, or would reasonably be expected to have, a materially disproportionate impact on the financial condition, business, properties or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to companies in the industries in which the Company and the Company Subsidiaries operate.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Suppliers” has the meaning set forth in Section 4.26.

“Money Laundering Laws” has the meaning set forth in Section 4.25.

“Net Purchase Price” means (a) the Base Purchase Price, plus (b) the Company Cash, minus (c) the aggregate amount, if any, of all Company Fees and Expenses, minus (d) the Maintenance and Repair Amount, minus (e) the Restorative Landscaping Amount, plus (f) the amount, if any, by which the Specified Current Assets at the Effective Time exceed the Specified Current Liabilities at the Effective Time, minus (g) the amount, if any, by which the Specified Current Liabilities exceed the Specified Current Assets at the Effective Time.

“Non-Party Affiliates” has the meaning set forth in Section 11.16(a).

“Notice of Disagreement” has the meaning set forth in Section 2.4(c).

“Open Source Materials” means all Software (in source or object code form) that is (i) distributed as free software or as open source software (e.g., Linux), (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Company Owned Intellectual Property through any means or (iii) licensed under a license commonly referred to as an open source, free software, copyleft or community source code license (including any library or code licensed under the GNU General Public License, GNU Lesser General Public License, GNU Affero GPL (AGPL), Apache Software License or any other public source code license arrangement).

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and bylaws; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its operating or limited liability company agreement; and (d) in the case of any other entity, its governing instruments required or contemplated by the Laws of its jurisdiction of organization.

“Owned Real Property” has the meaning set forth in Section 4.16(a).

“Permits” has the meaning set forth in Section 4.7(a).

“Permitted Liens” means (a) statutory and common law Liens of landlords’ and mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business with respect to liabilities that are not yet due or delinquent or that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established on the Company’s or the applicable Company Subsidiary’s books to the extent required by GAAP, (b) Liens for Taxes that are not yet due and payable or which are being contested in good faith for which adequate reserves have been established, (c) recorded or unrecorded easements, rights-of-way, covenants, conditions, restrictions, licenses, reservations, and other charges or encumbrances or defects or imperfections of title of any kind that do not materially impair the use of the assets of, or the operation of the business of, the Company as conducted in the ordinary course of business, (d) zoning, building, environmental and other land-use regulations imposed by Governmental Entities having jurisdiction over the applicable real property, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (f) Liens that affect the underlying fee interest of any Leased Real Property, (g) any set of facts an accurate, up to date survey of any Owned Real Property would show, (h) Liens related to the Seller Credit Facility or other existing financings of the Seller or Company, provided that, such Liens shall cease to have effect as of the Closing Date, (i) Liens resulting from any facts or circumstances relating to a Buyer Party, (j) licenses of Intellectual Property, and (k) Liens disclosed in Section 1.1(a) of the Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means a natural Person’s social security number or tax identification number, driver’s license number, credit card number, bank information, or customer or account number.

“Plan” or “Plans” has the meaning set forth in Section 4.11(a).

“PPACA” has the meaning set forth in Section 4.11(b).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“PT Assigned Leases” has the meaning set forth in Section 3.2(g).

“R&W Insurance Policy” means the Representation and Warranty Insurance Policy administered and underwritten by the R&W Insurer and bound on the date hereof and purchased by and to be issued to Buyer on the Closing Date in the form attached as Exhibit C.

“R&W Insurer” means Ethos Specialty Insurance Services LLC, in its capacity as duly authorized correspondent under the R&W Insurance Policy.

“Real Property Lease” has the meaning set forth in Section 4.16(b).

“Registered Company Owned Intellectual Property” has the meaning set forth in Section 4.19(a).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Responsible Party” has the meaning set forth in Section 9.3(a).

“Restorative Landscaping” means landscaping for the Company Operated Restaurants as a result of the February 13–17, 2021 North American winter storm, unofficially referred to as Winter Storm Uri.

“Restorative Landscaping Amount” means $1,000,000 which represents the Parties’ agreed upon final aggregate cost of the Restorative Landscaping to be paid in full by Seller at the Closing in accordance with the terms hereof.

“Retained Firm” has the meaning set forth in Section 11.17(a).

“Sanctioned Person” means at any time any Person: (a) listed on any Sanctions-related list of designated or blocked persons; (b) resident in or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region); or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means economic or financial sanctions and trade embargoes imposed, administered or enforced by: (a) the U.S. government, including those administered by the U.S. Treasury, Office of Foreign Assets Control, (b) the European Union and implemented by its member States, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.

“Seller” has the meaning set forth in the Preamble.

“Seller Credit Facility” means that certain Credit Agreement, dated as of November 23, 2020, by and among Seller, Fortress Credit Corp, Jefferies Finance LLC, and the lenders from time to time parties thereto, as amended from time to time, and the Loan Documents, as such term is defined therein.

“Seller Indemnitee” has the meaning set forth in Section 9.2(b).

“Seller-Prepared Tax Return” has the meaning set forth in Section 7.5(a).

“Seller Restrictive Covenants Agreement” has the meaning set forth in Section 3.2(h).

“Seller Guarantees” has the meaning set forth in Section 7.6(b).

“Software” means all computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing.

“Solvent” has the meaning set forth in Section 5.8.

“Specified Current Assets” means the current assets of the Company and the Company Subsidiaries of the types set forth in Exhibit F as of the Effective Time, which Exhibit includes the Specified Current Assets as of June 6, 2021 for illustrative purposes only.

“Specified Current Liabilities” means the current liabilities of the Company and the Company Subsidiaries of the types set forth in Exhibit G as of the Effective Time, which Exhibit includes the Specified Current Liabilities as of June 6, 2021 for illustrative purposes only.

“Specified Franchise Agreements” has the meaning set forth in Section 4.12(a)(xv).

“Straddle Period” means a taxable period commencing on or prior to the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other entity of which such Person (either alone or through or together with any other Person pursuant to any agreement, arrangement, contract or other commitment) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means any Acquisition Proposal that the Seller Board determines in good faith (after consultation with outside legal counsel) is more favorable from a financial point of view to the holders of Seller’s common stock than the transactions contemplated by this Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; and (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on Seller, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Seller Board (including any conditions relating to financing, stockholder approval, regulatory approvals, or other events or circumstances beyond the control of the party invoking the condition).

“Survival Expiration Date” has the meaning set forth in Section 9.1.

“Tax” or “Taxes” means any federal, state, local or municipal, or non-U.S. income, gross receipts, franchise, profits, capital gains, capital stock, transfer, sales, use, goods and services, harmonized, occupation, property, excise, estimated, severance, windfall profits, stamp, duty, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, disability, registration or any other taxes, together with all additions to tax, penalties and interest thereto.

“Tax Benefit” has the meaning set forth in Section 9.4(a).

“Tax Claim” has the meaning set forth in Section 7.5(e).

“Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, information returns and other documents (including any related supporting information) and any amended Tax Return required to be filed with respect to Taxes.

“TC Closed Restaurant Leases” has the meaning set forth in Section 3.2(f).

“Termination Fee” has the meaning set forth in Section 10.3.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Threshold” has the meaning set forth in Section 9.4(b).

“Transaction Tax Deduction” means, without duplication, any deductions for income Tax purposes for the payment of or otherwise attributable to (i) the Company Fees and Expenses (or amounts that would be Company Fees and Expenses but for being paid prior to Closing), (ii) the capitalized financing costs and expenses and any prepayment premium resulting from the satisfaction of the Excluded Liabilities on the Closing Date or in connection with the Closing, and (iii) any payroll Taxes imposed with respect to any of the foregoing.

“Transfer Taxes” has the meaning set forth in Section 2.5.

“Transition Services Agreement” has the meaning set forth in Section 3.2(i).

“Treasury Regulations” means the permanent and temporary regulations, and all amendments, modifications and supplements thereof, from time to time promulgated by the Department of the Treasury under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Article II

PURCHASE AND SALE

2.1 Purchase and Sale of the Company Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall and Buyer Guarantor shall cause Buyer to purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Company Shares, free and clear of all Liens (other than Liens arising under applicable securities Laws).

2.2 Payment of the Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Company Shares at the Closing, Buyer shall and Buyer Guarantor shall cause Buyer to pay an amount in cash equal to the Estimated Net Purchase Price (as defined below) at the Closing to Seller.

2.3 Estimated Net Purchase Price; Company Fees and Expenses; Excluded Liabilities. Not more than five (5) Business Days, but in no event less than two (2) Business Days, prior to the Closing Date, Seller shall deliver to Buyer (a) a schedule setting forth Seller’s good faith estimates Specified Current Assets (“Estimated Specified Current Assets”) and Specified Current Liabilities (“Estimated Specified Current Liabilities”) as of the Effective Time and a calculation of the Net Purchase Price based on such estimates (the “Estimated Net Purchase Price”), (b) a schedule setting forth in reasonable detail the nature and amount of all Company Fees and Expenses that will remain unpaid at the Effective Time and details identifying the payees corresponding thereto with copies of the written invoices or other payment instructions provided by such payees and (c) a schedule setting the Excluded Liabilities.

2.4 Net Purchase Price Adjustment.

(a)   As promptly as practicable, but in any event on or before sixty (60) days following the Closing Date, Buyer shall prepare and deliver to Seller a detailed statement (the “Closing Statement”) setting forth Buyer’s computation of Specified Current Assets and Specified Current Liabilities as of the Effective Time and a calculation of the Net Purchase Price based on such computations. Buyer shall prepare the Closing Statement in a manner consistent with the Accounting Principles and the other terms and definitions in this Agreement and Buyer shall include supporting schedules, working papers and all other relevant details to enable a review by Seller thereof. Notwithstanding anything to the contrary set forth herein, if Buyer fails to timely deliver the Closing Statement in accordance with the foregoing, then the Estimated Net Purchase Price shall be deemed final and binding on the Parties.

(b)   Specified Current Assets and Specified Current Liabilities and the estimates thereof delivered pursuant to Section 2.3 shall be calculated in accordance with definition of each such item in this Agreement and with the Accounting Principles. The calculation of such amounts does not (i) permit the introduction of different accounting methods, policies, practices, procedures, conventions, classifications, definitions, principles, judgements, assumptions, techniques or estimation methodologies (including with respect to the calculation of reserves and accruals) other than as set forth in the Accounting Principles or (ii) permit the introduction of new or removal of existing balance sheet accounts or line items other than those set forth in the Accounting Principles.

(c)   After delivery of the Closing Statement to Seller, Seller and/or its representatives shall be entitled to reasonable access during normal business hours to the relevant records and working papers of Buyer, its Affiliates and their respective accountants relating to the Company and Company Subsidiaries (subject to execution by Seller and/or its representatives, as applicable, of a customary hold-harmless agreement in form and substance reasonably acceptable to such accountants) to aid in their review of the Closing Statement. The Closing Statement will be deemed to be accepted by and shall be conclusive for purposes of determining Specified Current Assets and Specified Current Liabilities except to the extent that Seller delivers, within forty-five (45) days after the date on which the Closing Statement is delivered to Seller, a written notice (a “Notice of Disagreement”) to Buyer stating each line item to which Seller takes exception, specifying in reasonable detail the nature and extent of any such exception; provided, however, that in the event that Buyer does not provide the materials reasonably requested by Seller within five (5) days of request therefor (or such shorter period as may remain in such forty-five (45) day period), such forty-five (45) day period shall be extended by one day for each additional day required for Buyer to fully respond to such request. If a change proposed by Seller in a Notice of Disagreement is disputed by Buyer, then Buyer and Seller shall use commercially reasonable efforts to negotiate in good faith to resolve such dispute during the thirty (30) day period commencing on the date Buyer receives the Notice of Disagreement. Any line item contained in the Closing Statement that is not contained in a Notice of Disagreement or that is agreed to by the parties during such thirty (30) day consultation shall be deemed final and binding on the Parties. If, after such thirty (30) day consultation period, any line item contained in a Notice of Disagreement remains in dispute, any such disputed line items shall be submitted by Seller and Buyer to an independent firm of public accountants of nationally recognized standing mutually selected by Buyer and Seller (the “Accounting Firm”). In any such submission, the amount proposed by Buyer with respect to any disputed line item shall not be more favorable to Buyer than the amount proposed by Buyer in the Closing Statement, and the amount proposed by Seller shall not be more favorable to Seller than the amount proposed by Seller in the Notice of Disagreement, in each case, other than as may be necessary to correct manifest arithmetic errors. Within thirty (30) days after submission to the Accounting Firm, the Accounting Firm, acting as an expert and not as an arbitrator, shall evaluate the line items that remain in dispute as set forth in the Notice of Disagreement and shall make a final determination in writing of the appropriate amount with respect to each such disputed line item with respect to the Closing Statement, which in each case shall be determined in accordance with the Accounting Principles and shall in no event be for an amount that is outside the range of the position submitted by Seller or the position submitted by Buyer pursuant to this Section 2.4(c). The decision of the Accounting Firm, in the absence of manifest error, shall be final and binding on the Parties and shall be in accordance with the provisions of this Section 2.4. Each of Buyer and Seller shall use its reasonable best efforts to furnish the Accounting Firm with such work papers and other documents and information pertaining to the disputed line items as the Accounting Firm may reasonably request. All the fees and expenses of the Accounting Firm shall be borne by Seller and Buyer in the same proportion that the aggregate amount of the disputed line items submitted to the Accounting Firm that are resolved against Seller and Buyer, respectively (as finally determined by the Accounting Firm), bears to the total amount of line items submitted to the Accounting Firm.

(d)   The Parties agree that the procedures set forth in this Section 2.4 for resolving disputes with respect to the Closing Statement shall be the sole and exclusive method for resolving any such disputes; provided, that this provision shall not prohibit Buyer or Seller from instituting litigation to enforce any final determination of the Net Purchase Price by the Accounting Firm pursuant to Section 2.4(c), or to compel a Party to submit any dispute arising in connection with this Section 2.4 to the Accounting Firm pursuant to and in accordance with the terms and conditions of this Section 2.4, in any court or other tribunal of competent jurisdiction in accordance with Section 11.11. The substance of the Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any final determination of the Net Purchase Price by the Accounting Firm proceed in an expeditious manner; provided; however, any deadline or time period contained herein may be extended or modified by the written agreement of the Parties and the Parties agree that the failure of the Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm which otherwise conforms to the terms of this Section 2.4.

(e)   For purposes of this Section 2.4, “Closing Statement Finalization Date” means the date that is forty-five (45) days after the date on which the Closing Statement is delivered by Buyer to Seller; provided, however, that if Seller delivers a Notice of Disagreement within such 45-day period, and if any change to the Closing Statement is agreed to by Seller and Buyer in accordance with this Section 2.4, then the date on which Seller and Buyer agree in writing to all outstanding disputed line items set forth in the Notice of Disagreement shall be the Closing Statement Finalization Date; provided, further, that if Seller and Buyer cannot agree upon a line item contained in the Notice of Disagreement, then the date on which the Accounting Firm delivers its decision with respect to such dispute in accordance with this Section 2.4 shall be the Closing Statement Finalization Date.

(f)    (i) If the sum of Specified Current Assets and Specified Current Liabilities (expressed as a negative amount), each as finally determined in accordance with this Section 2.4, is greater than the sum of the estimates of such amounts delivered pursuant to Section 2.3, Buyer shall be required to pay to Seller an amount equal to such excess within five (5) Business Days following the Closing Statement Finalization Date, and (ii) if the sum of Specified Current Assets and Specified Current Liabilities (expressed as a negative amount), each as finally determined in accordance with this Section 2.4, is less than the sum of the estimates of such amounts delivered pursuant to Section 2.3, Seller shall pay to Buyer an amount equal to such deficiency within five (5) Business Days following the Closing Statement Finalization Date (such excess or deficiency, the “Final Adjustment Amount”). Any payment required to be made pursuant to this Section 2.4(f) shall be made by wire transfer of immediately available funds to an account designated by the receiving party, shall be treated as an adjustment to the Net Purchase Price for all Tax purposes, to the extent permitted by applicable Law, and shall be made together with interest thereon from the Closing Date to the date of payment at the rate of interest per annum equal to the U.S. prime rate in effect on the Closing Date as reported in The Wall Street Journal.

2.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, goods and services, registration, excise, property, value added, recording Taxes and other such Taxes and fees (including any penalties, additions to Tax and interest) incurred in connection with the transactions contemplated by this Agreement (notwithstanding the Party upon which such Taxes or other fees or charges are otherwise imposed as a matter of Law) (“Transfer Taxes”) shall be paid when due and borne by the Buyer Parties, and all necessary Tax Returns and other documentation with respect to such Transfer Taxes shall be prepared and filed by the Party required to file such Tax Returns under applicable Law.

Article III

CLOSING

3.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akerman LLP, 1251 Avenue of the Americas, 37th Floor, New York, New York 10020 at 10:00 a.m. ET on a date to be specified by the parties hereto, which shall be no later than the second Business Day after satisfaction (or waiver) of the conditions set forth in Article VIII (not including conditions which are to be satisfied by actions taken at the Closing, but subject to the satisfaction of such conditions), remotely (through the electronic exchange of documents and consideration required to be delivered at the Closing), unless another time, date or place is agreed to in writing by Buyer and Seller. The date on which the Closing actually occurs is referred to as the “Closing Date.” Notwithstanding the foregoing, the parties hereto intend that the Closing shall be deemed to be effective, and the transactions contemplated by this Agreement shall be deemed to occur simultaneously, at 12:01 a.m. (Central Time), on the Closing Date (the “Effective Time”).

3.2 Deliveries by Seller to Buyer. Prior to or at the Closing, Seller shall deliver or cause to be delivered to Buyer the following:

(a)   certificates representing the Company Shares, duly endorsed in blank or with duly executed stock powers attached;

(b)   certificates representing all of the issued and outstanding shares of common stock of Cabana Grill, Inc., TP Acquisition Corp., T.C. Management, Inc., TPAQ Holding Corporation, and Cabana Beverages, Inc.;

(c)   the officer’s certificate of Seller referred to in Section 8.1(d) hereof;

(d)   a duly completed IRS Form W-9 executed by Seller;

(e)   written resignations, effective as of the Closing, of the officers, directors and managers of the Company and the Company Subsidiaries requested by Buyer (but, for the avoidance of doubt, any such requested resignation of an officer of the Company shall not be deemed a voluntary resignation for purposes of any employment agreements, equity award agreements, any stock plans or other equity plans and will not terminate, reduce or modify any severance or other rights thereunder);

(f)    evidence that the real property leases set forth in Section 3.2(f) of the Disclosure Schedule (the “TC Closed Restaurant Leases”) have been assigned by the Company or the applicable Company Subsidiary party thereto to an Affiliate of Seller that is not the Company or any Company Subsidiary;

(g)   evidence that the real property leases set forth in Section 3.2(g) of the Disclosure Schedule (the “PT Assigned Leases”) have been assigned by Pollo Operations, Inc. to the Company or a Company Subsidiary;

(h)   a counterpart of the Restrictive Covenants Agreement, substantially in the form attached hereto as Exhibit A (the “Seller Restrictive Covenants Agreement”), duly executed by Seller;

(i)     a counterpart of the Transition Services Agreement, substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”), duly executed by Seller;

(j)     evidence that (i) the Liens on the Company’s and the Company Subsidiaries’ assets and equity interests arising from the Seller Credit Facility have been discharged or will be discharged at the Closing and (ii) the Company and the Company Subsidiaries have been or will be released from the Seller Credit Facility, including without limitation, any guarantees thereunder, at the Closing;

(k)   a certificate from the Delaware Secretary of State as to the good standing of the Company and each Company Subsidiary as of a date no more than five (5) Business Days prior to the Closing Date;

(l) a certificate of non-foreign status of Seller in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(m) a counterpart of the Interim Beverage Management Agreement, substantially in the form attached hereto as Exhibit H (the “Beverage Management Agreement”), duly executed by Seller; and

(n)   such other documents, instruments or certificates as shall be reasonably requested by Buyer and its counsel.

3.3 Deliveries by the Buyer Parties to Seller. Prior to or at the Closing, the Buyer Parties shall deliver or cause to be delivered to Seller the following:

(a)   a wire transfer of the Net Purchase Price in immediately available funds to such bank account or other accounts as have been designated in writing by Seller;

(b)   evidence reasonably satisfactory to Seller of the payment of all of the Company Fees and Expenses required to be paid by Buyer pursuant to Section 2.3;

(c)   a copy of the final R&W Insurance Policy substantially in the form attached hereto as Exhibit D, duly executed by all the parties thereto, together with an invoice setting forth the premium of the R&W Insurance Policy;

(d)   the officer’s certificate of the Buyer Parties referred to in Section 8.2(d) hereof;

(e)   a counterpart to the and the Beverage Management Agreement, duly executed by each Buyer Party;

(f)    a counterpart to the Transition Services Agreement and Seller Restrictive Covenants Agreement, each duly executed by the Company;

(g)   replacement guarantees by the Company for each of the Seller Guarantees; and

(h)   such other documents, instruments or certificates as shall be reasonably requested by Seller and its counsel.

Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants to Buyer that the statements contained in this Article IV are true and correct as of the date hereof and as of the Closing Date:

4.1 Organization and Qualification. Each of Seller, the Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, has all requisite corporate, limited liability company or limited partnership power and authority, as applicable, to own, lease and operate its properties and to carry on its business in all material respects as now being conducted. The Company and each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, lease or operation of its properties makes such qualification necessary, other than where the failure to be so duly licensed or qualified would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.2 Organizational Documents. Seller has furnished or made available to Buyer a true and complete copy of the Organizational Documents of the Company and each Company Subsidiary each as in effect on the date hereof. Neither the Company nor any Company Subsidiary is in violation in any material respect of any provision of its Organizational Documents and each such Organizational Document is in full force and effect and no amendments thereto are pending.

4.3 Capitalization.

(a)   The Company Shares constitute all of the issued and outstanding equity interests of the Company, and all of the Company Shares are owned beneficially and of record by Seller, free and clear of any and all Liens other than Liens arising under applicable securities Laws. Assuming the satisfaction of Buyer’s obligations under this Agreement and the accuracy of its representations and warranties made herein, upon delivery to Buyer of the Company Shares at Closing, Buyer, assuming it shall have purchased the Company Shares for value in good faith and without notice from any third Person of an adverse claim shall acquire good, valid and marketable title to the Company Shares, free and clear of all Liens other than Liens created by Buyer and Liens arising under applicable securities Laws or pursuant to the Seller Credit Facility.

(b)   As of the date hereof, there are 100 Company Shares issued and outstanding. All of the issued and outstanding Company Shares have been duly authorized, are validly issued and are fully paid and non-assessable.

(c)   There are no: (i) options, warrants, outstanding subscriptions, convertible securities, exchangeable securities, phantom stock rights, puts, stock appreciation rights, preemptive rights or other rights (including registration rights), agreements, arrangements or commitments to which Seller or the Company is a party relating to the issued equity interests of the Company or obligating Seller or the Company to grant, issue or sell any equity interests of the Company or subjecting any such equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right; (ii) there are no obligations, contingent or otherwise, of Seller or the Company to repurchase, redeem or otherwise acquire any equity interests of the Company; (iii) there are no voting trusts, proxies or other agreements or understandings to which Seller or the Company is a party or by which Seller or the Company is bound with respect to the voting or control of any equity interests or distribution rights of the Company other than pursuant to the Seller Credit Facility; (iv) there are no written claims or, to the Knowledge of Seller, verbal claims by any current or former holder of equity interests of the Company in respect of such holder’s equity interests in the Company; and (v) there are no accrued and unpaid dividends with respect to any outstanding Company Shares. The Company does not, either directly or indirectly, own of record or beneficially any equity interests in any Person (other than the Company Subsidiaries).

(d)   Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for equity interests having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter.

4.4 Authority; Enforceability. Each of Seller and the Company has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and by the Seller and the Company of each of the Ancillary Agreements to which it is a party, the performance by Seller of this Agreement and by the Seller or the Company of each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller and the Company and no other action or proceeding on the part of Seller or the Company will be necessary to authorize this Agreement or any of the Ancillary Agreements to which Seller or the Company is a party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Seller and each of the Ancillary Agreements to which Seller or the Company is a party will be duly executed and delivered by Seller and the Company. This Agreement constitutes, and each of the Ancillary Agreements to which Seller or the Company is a party, when duly executed and delivered by Seller or the Company, as applicable, will constitute, the valid and binding obligation of Seller or the Company, as applicable, enforceable against Seller or the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.5 No Conflict; Required Filings and Consents.

(a)   The execution and delivery by Seller of this Agreement and by Seller and the Company of each of the Ancillary Agreements to which it is a party does not, and the performance by Seller of this Agreement and by Seller and the Company of each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate in any material respect the Organizational Documents of Seller or the Company, (ii) conflict with or violate any Laws applicable to Seller or the Company or by or to which any of their respective properties or assets is bound or subject or (iii), except as set forth in Section 4.5(a) of the Disclosure Schedule result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, or give to others any rights of termination, amendment, acceleration, purchase, sale or cancellation of under any Material Contract, in each case of (ii) and (iii) above, that would reasonably be expected to be, either individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(b)   Except as set forth in Section 4.5(b) of the Disclosure Schedule, the execution and delivery by Seller of this Agreement and by Seller and the Company each of the Ancillary Agreements to which it is a party, and the performance by Seller of this Agreement and by Seller and the Company of each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, will not require Seller or the Company to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to (“Consent”), any Governmental Entity or any third party, except (i) as may be necessary as a result of any fact or circumstance relating solely to Buyer, and (ii) for Consents, the failure of which to be obtained or made would not reasonably be expected to be, either individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

4.6 Company Subsidiaries

(a)   Section 4.6(a) of the Disclosure Schedule sets forth the name, jurisdiction of formation or organization (as applicable) and outstanding equity interests and the record and beneficial owner of such outstanding equity interests of each Company Subsidiary. Except as set forth in Section 4.6(a) of the Disclosure Schedule, the Company does not, directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in any Person. All outstanding equity interests of each Company Subsidiary have been duly authorized and validly issued, are owned, beneficially and of record, by the Company or a Company Subsidiary free and clear of any and all Liens other than Liens arising under applicable securities Laws or pursuant to the Seller Credit Facility.

(b)   There are no: (i)  options, warrants, outstanding subscriptions, convertible securities, exchangeable securities, phantom stock rights, puts, stock appreciation rights, preemptive rights or other rights (including registration rights), agreements, arrangements or commitments to which the Company or any Company Subsidiary is a party relating to the issued equity interests of any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, issue or sell any equity interests of a Company Subsidiary or subjecting any such equity interest to any right of first refusal, right of first offer, tag-along right, drag-along right or similar right; (ii) there are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests of any Company Subsidiary; (iii) there are no voting trusts, proxies or other agreements or understandings to the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any equity interests of any Company Subsidiary; and (iv) there are no written claims or, to the Knowledge of Seller, verbal claims by any current or former holder of equity interests of any Company Subsidiary in respect of such holder’s equity interests in any Company Subsidiary.

4.7 Permits; Compliance with Laws.

(a)   The Company and each Company Subsidiary is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own or lease and operate its properties and to carry on its business as now being conducted (collectively, the “Permits”), and there is no claim, action, suit, proceeding or investigation pending or, to the Knowledge of Seller, threatened regarding any of the Permits, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, none of the Permits will lapse, terminate or expire as a result of the consummation of the transactions contemplated hereby. The Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of the Permits.

(b)   Except as set forth in Section 4.7(b) of the Disclosure Schedule, the Company and each Company Subsidiary is, and at all times during the last three (3) years has been, in compliance in all material respects with all applicable Laws. During the last five (5) years, as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any written communication from any Governmental Entity that alleges that any such entity is not in compliance, in any material respect, with any applicable Law.

(c)   Neither the Company nor any Company Subsidiary nor any director, to the Knowledge of Seller, officer or employee of the Company or any Company Subsidiary, nor, to the Knowledge of Seller, any agent or representative thereof, (i) has violated any Anti-Corruption Law within the past five (5) years in connection with the conduct of the Company’s or any Company Subsidiary’s business, or (ii) is or has transacted business directly or knowingly indirectly with a Sanctioned Person or otherwise in violation of Sanctions within the past five (5) years in connection with the conduct of the Company’s or any Company Subsidiary’s business.

4.8 Financial Statements; Undisclosed Liabilities.

(a)   Section 4.8(a) of the Disclosure Schedule contains a true correct and complete copies of the following financial statements (such financial statements, the “Financial Statements”) (i) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of January 3, 2021 (the “Base Balance Sheet”) and the unaudited income statement for the twelve-month period then ended, (ii) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 6, 2021 and the unaudited interim income statement for the five-month period then ended.

(b)   The Financial Statements (i) have been prepared from the books and records of the Company and the Company Subsidiaries, (ii) have been prepared in accordance with GAAP, consistently applied throughout the periods presented except (A) as may be indicated therein or as to normal and recurring adjustments that were not or are not reasonably expected to be in a material amount, (B) for the lack of footnote disclosure and (C) for the deviations set forth in Section 4.8(b) of the Disclosure Schedule, and (iii) fairly present in all material respects the consolidated assets and liabilities and financial position and results of operations of the Company and the Company Subsidiaries as of the dates and for the periods set forth therein.

(c)   Neither the Company nor any Company Subsidiary has any material indebtedness, liabilities or obligations of any kind, other than (i) indebtedness, liabilities or obligations reflected in or reserved against on the Base Balance Sheet, (ii) indebtedness, liabilities or obligations incurred in the ordinary course of business after the date of the Base Balance Sheet (none of which relates to breach of a Material Contract or Permit, breach of warranty, tort, infringement or violation under any Laws), (iii) indebtedness, liabilities or obligations incurred in connection with the transactions contemplated hereby and (iv) indebtedness, liabilities or obligations constituting Excluded Liabilities or otherwise set forth in Section 4.8(c) of the Disclosure Schedule.

(d)   The Company and the Company Subsidiaries have established and adhere in all material respects to a system of internal accounting controls that is designed to provide reasonable assurance regarding the reliability of financial reporting, and there are no material deficiencies or material weaknesses in the design or operation of the internal controls of the Company or any of the Company Subsidiaries that would reasonably be expected to materially and adversely affect the ability of the Company or any of the Company Subsidiaries to record, possess, summarize and report financial information.

4.9 Absence of Certain Changes or Events.

(a)   Except as set forth in Section 4.9 of the Disclosure Schedule or as contemplated by this Agreement, since the date of the Base Balance Sheet neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would require the consent of Buyer pursuant to Section 6.2.

(b)   Since the date of the Base Balance Sheet, (i) the Company and each Company have conducted their respective business in the ordinary course and operated their respective properties and assets in the ordinary course and (ii) there has not occurred, nor has there been any effect, change, fact, event, condition, occurrence, development or circumstance which has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.10 Absence of Litigation.

(a)   There is no claim, action, suit, proceeding or investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Entity (“Litigation) pending or, to the Knowledge of Seller, threatened in writing against Seller as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined, (a) would prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement or (b) would have, either individually or in the aggregate, a material adverse effect on the ability of Seller to perform its obligations under this Agreement.

(b)   There is no Litigation pending or, to the Knowledge of Seller, threatened in writing against the Company or any Company Subsidiary or their respective businesses, properties or assets, or, to the Knowledge of Seller, against any officer, director, employee, shareholder or Affiliate of the Company or any Company Subsidiary which would reasonably be expected to result in a Material Adverse Effect.

(c)   Neither the Company nor any Company Subsidiary is a party or subject to or in default under any judgment, order, ruling, award or decree of any Governmental Entity entered against or affecting the Company or any Company Subsidiary, or any of their respective assets, businesses or operations which would reasonably be expected to result in a Material Adverse Effect.

4.11 Employee Benefit Plans; ERISA.

(a)   Section 4.11(a) of the Disclosure Schedule contains a true and complete list of each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each bonus, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based compensation, severance or termination pay, hospitalization, medical, life, dental, vision, disability, prescription drug, other health insurance, supplemental unemployment benefits, fringe benefit, loan, salary continuation, change in control, flexible spending, service award, educational assistance, sick leave, vacation, profit sharing, pension or retirement plan, program, agreement or arrangement, and each other material employee benefit plan, program, agreement or arrangement, in each case sponsored or maintained by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary would reasonably be expected to have material Liability thereunder following the Closing for the benefit of any current or former employee, officer, director, consultant or other individual providing services to the Company or a Company Subsidiary (individually, a “Plan” and, collectively, the “Plans”).

(b)   With respect to each of the Plans, Seller has heretofore made available to Buyer true, current, and complete copies of each of the following documents, to the extent applicable: (i) each Plan document (including all amendments thereto); (ii) the most recent annual report, if required under ERISA; (iii) if the Plan is funded through a trust or any third-party funding vehicle, the trust or other funding agreement (including all amendments thereto), the two most recent financial statements and any reports required by the Code; (iv) the most recent determination, opinion, or advisory letter received from the Internal Revenue Service with respect to each Plan; (v) any contracts or agreements, insurance contracts or other funding arrangements and all amendments thereto; (vi) the results of the non-discrimination testing for the most recent three years; (vii) the most recent actuarial report, if any; (viii) the most recent IRS determination letter; (ix) all correspondence, rulings or opinions issued by the DOL, IRS or any other Governmental Entity and all material correspondence from the Company to the DOL, IRS or other Governmental Entity other than routine reports, returns or other filings within the last three years; (x) the most recent summary plan descriptions and any summaries of material modifications with respect thereto; (xi) written descriptions of all non-written Plans; (xii) material correspondence with individuals eligible for and/or participating in the Plans, including sample 401(k) safe harbor notices if applicable; (xiii) model Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), forms and related invoices; (xiv) fiduciary insurance policies and fidelity bonds; (xv) filings, disclosures, policies and procedures, including 1094 and 1095 forms for the most recent three years, with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, as amended, and any guidance issued thereunder (“PPACA”) and (xvi) any other document(s) reasonably requested by Buyer.

(c)   No Plan is subject to Title IV of ERISA or Section 412 of the Code. No liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring a liability under Title IV of ERISA. Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or, with respect to a pre-approved plan, is entitled to rely on an opinion letter from the IRS to the pre-approved plan sponsor as to its qualification and, to the Knowledge of Seller, no event has occurred that could reasonably be expected to result in disqualification of such Plan. No Plan is or has been a “multiple employer” plan within the meaning of ERISA Section 201(a) or Code Section 413(a), a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code), or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Neither the Company nor any of its ERISA Affiliates has ever completely or partially withdrawn from any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA (“Multiemployer Plan”) and no termination Liability to the United States Pension Benefit Guaranty Corporation or withdrawal Liability to any Multiemployer Plan has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by the Company nor any of its ERISA Affiliates. Neither the Company nor any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA (which is not otherwise exempt), with respect to any Plan, nor, to the Knowledge of Seller, have there been any fiduciary violations under ERISA that could subject the Company (or any employee) to any material penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

(d)   Each Plan has been operated and administered in accordance with its terms and applicable Law in all material respects, including ERISA, the Code and other applicable Laws. There are no pending or, to the Knowledge of Seller, threatened claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan or otherwise involving any such Plan (other than routine claims for benefits).

(e)   Except as required by applicable Law, no Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former Company Employees beyond their retirement or other termination of service, except as may be required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law and at the sole expense of the participant or the participant’s beneficiary (unless subsidized under the American Rescue Plan Act of 2021).

(f)    Except as set forth in Section 4.11(f) of the Disclosure Schedule, neither the performance by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event) will, in any respect, (i) entitle any current or former Company Employee to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, officer or employee. Neither the Company nor any Company Subsidiary is a party to any agreement, Contract or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)   All contributions required to have been made under any of the Plans or by Law have been timely made. There are no unfunded liabilities or benefits under any Plans.

(h) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) with respect to each Plan have been properly and timely filed with the appropriate Governmental Entity and distributed to participants, as applicable. None of the assets of any Plan are invested in employer securities or employer real property. Each Plan may, under its terms, be amended or terminated at any time. No tax or penalty is or has been assessed, or is reasonably expected to be assessed, under Section 4908H of the Code, and no 226-J letter has been issued, with respect to any Plan, the Company, or a Company Subsidiary. Except as set forth in Section 4.11(h) of the Disclosure Schedule, no Plan is funded through self-insurance.

(i) Neither the Company nor any Company Subsidiary has made any plan or commitment to establish any new Plan or to modify any Plan, except to the extent required by applicable Law or to conform any such Plan to the requirements of any applicable Law or as disclosed on Section 4.11(i) of the Disclosure Schedule.

(j) To the extent that any Plan is a “Nonqualified Deferred Compensation Plan,” as such term is defined in Section 409A of the Code, such Plan is in documentary and operational compliance with Section 409A of the Code and all applicable guidance issued by the IRS thereunder. Neither the Company nor any Company Subsidiary has any obligation to any employee or other individual service provider to provide any indemnification, “gross-up” or similar obligation in the event that any excise tax is imposed on such employee under Sections 409A or 4999 of the Code or any similar state law.

(k) No Plan is subject to the laws of any jurisdiction other than the United States of America.

4.12 Contracts.

(a)   Section 4.12(a) of the Disclosure Schedule sets forth a true and complete list of the following Contracts to which the Company or any Company Subsidiary is a party as of the date hereof except for this Agreement (the “Material Contracts”):

(i) any Contract, including any employment, compensation, loan or severance agreement, with any director, manager, officer or employee of the Company or any Company Subsidiary providing for annual compensation in excess of $200,000;

(ii) any collective bargaining agreement or other Contract with any labor union;

(iii) any Contract that limits or purports to limit, in any material respect, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person in any geographical area or during any period of time or to refrain from conducting any business with certain parties, except as required or prohibited by applicable Law or a Permit applicable to the Company or any Company Subsidiary;

(iv) any Contract entered into within the last five (5) years relating to the acquisition by the Company or any Company Subsidiary of any other business or Person, whether by merger, consolidation or other business combination or by the acquisition of the equity securities, or a material portion of the assets of, such business or Person but excluding any Contracts for the acquisition of any real property;

(v) any Contract providing for the sale, transfer or other disposition of any equity securities of the Company or any Company Subsidiary or any material properties or assets of the Company or any Company Subsidiary, but excluding any Contracts for the sale or other disposition of any real property;

(vi) any Contract under which the Company or any Company Subsidiary has incurred indebtedness for borrowed money or any guarantee of any indebtedness of any other Person;

(vii) any joint venture, product development, research and development or limited partnership agreement involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(viii) any Contract entered into within the last two (2) years, not in the ordinary course of business, in the nature of a settlement or a conciliation agreement arising out of any claim asserted by any Person (including any Governmental Entity) providing for aggregate payments, in the case of any such agreement entered into with a Person other than a Governmental Entity, in excess of $200,000;

(ix) any Contract with any supplier, vendor, contractor or other Person for the acquisition of goods or services pursuant to which the Company or any Company Subsidiary will make aggregate annual payments in excess of $500,000;

(x)   any Contract relating to capital lease obligations of the Company or any Company Subsidiary providing for aggregate payments in excess of $75,000;

(xi) any IP Agreements;

(xii) any Contract with an Affiliate of the Company or any Company Subsidiary (other than contracts with Seller or a Subsidiary of Seller, or any Contract solely between or among the Company and the Company Subsidiaries or different Company Subsidiaries);

(xiii) any lease, sublease or similar Contract with any Person under which the Company or any Company Subsidiary is a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person and such lease, sublease or similar Contract provides for payments in excess of $200,000 per year;

(xiv) any Contract under which the Company or any Company Subsidiary is, directly or indirectly, obligated to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person;

(xv) any Contract in which the Company or any Company Subsidiary has granted exclusive rights or franchise rights (collectively, the “Specified Franchise Agreements”);

(xvi) any Real Property Lease for which the annual rent exceeds $100,000;

(xvii) any pending Contract to purchase or sell real property; and

(xviii) any Contract for the purchase of supplies, products or goods, or for the receipt of services, from any of the Company’s 10 largest vendors or suppliers (based on total amounts paid to such vendors or suppliers in the 12-month period ended as of December 29, 2019).

(b)   Neither the Company or the applicable Company Subsidiary party to such Material Contract, nor, to the Knowledge of Seller, any other party thereto is in material breach or default under any Material Contract and, to the Knowledge of Seller, no event has occurred which, with the passage of time or the giving of notice or both, would constitute such a material breach or default thereunder. Neither the Company or the applicable Company Subsidiary party to such Material Contract, nor, to the Knowledge of Seller, any other party thereto has canceled any Material Contract. Neither the Company nor the applicable Company Subsidiary has received a written notice of default or material breach or event that with notice or lapse of time, or both, would constitute a default or material breach by the Company or the applicable Company Subsidiary under a Material Contract, which in any such case has not been cured. Seller has made available to Buyer copies of all written Material Contracts. Each of the Material Contracts constitutes the valid and binding obligation of the Company or the applicable Company Subsidiary and, to the Knowledge of Seller, each other party thereto, enforceable against the Company or the applicable Company Subsidiary and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). The Company has made available to Buyer a true and correct copy of all written Material Contracts, together with all material amendments thereto.

4.13 Taxes.

(a)   The Company and each Company Subsidiary has (i) duly and timely filed or caused to be duly and timely filed, with the appropriate Governmental Entity all income and other material Tax Returns required to be filed by it and (ii) paid all material Taxes due to any Governmental Entity (whether or not shown or required to be shown on any Tax Return), except for those being opposed in good faith and for which adequate reserves have been made. All such Tax Returns are true, correct and complete in all material respects.

(b)  All Taxes that the Company or any Company Subsidiary is obligated to withhold from the amounts paid to any employee, agent, independent contractor, non-resident, stockholder, member, equityholder, creditor or other Person have been properly withheld and paid to the appropriate Governmental Entity.

(c)  There are no outstanding waivers, extensions or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary.

(d)  Except as set forth on Section 4.13(d) of the Disclosure Schedule, no material federal, state, local or foreign Audits or other administrative or court proceedings have been commenced or are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary.

(e)  In the past five (5) years, neither the Company nor any Company Subsidiary has been a member of an affiliated group (as defined in Section 1504 of the Code) (other than a group of which the Seller is the parent).

(f)  Neither the Company nor any Company Subsidiary is liable for Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Laws), by Contract (other than Contracts a principal purpose of which is not Taxes), as a transferee or successor or by operation of law.

(g)  Neither the Company not any Company Subsidiary has participated in any “listed transaction” as contemplated in Treasury Regulations Section 1.6011-4(b)(2).

(h)  There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary (in each case, other than Liens for Taxes not yet due).

(i)  No unresolved written claim has been received by the Company or any Company Subsidiary from any jurisdiction in which any of the Company or such Company Subsidiary does not currently file Tax Returns or pay Taxes that the Company or such Company Subsidiary is required to file Tax Returns or pay Taxes in such jurisdiction.

(j)  Neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing or allocation agreement, Tax indemnity obligation or any other similar Contract with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Entity) other than any such agreement, obligation, Contract entered into in the ordinary course of business a primary purpose of which is unrelated to Taxes.

(k)  Within the past two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(l)  Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction occurring on or prior to the Closing Date, (ii) a closing agreement pursuant to Section 7121 of the Code or any corresponding provision of state, local or non-U.S. Laws entered into prior to Closing, (iii) accounting method change for a taxable period ending on or prior to the Closing Date, (iv) any use of any improper method of accounting prior to the Closing, or (v) any prepaid amount received on or prior to the Closing Date.

(m)  Neither the Company nor any Company Subsidiary has received any ruling from or entered into a closing agreement with any Governmental Entity with respect to Taxes that would have a continuing effect after the Closing Date. No power of attorney currently in force has been granted by the Company or any of the Company Subsidiaries concerning any Tax matter.

(n)  Neither the Company nor any Company Subsidiary has a permanent establishment (as defined by applicable Tax treaty) or other taxable presence in any country other than the country in which it was incorporated.

(o)  The Company and each of the Company Subsidiaries has properly (i) collected and remitted material sales and use Taxes with respect to sales or leases made or services provided to its customers and (ii) for all material sales, leases or provision of services that are exempt from sales and use Taxes and that were made without charging or remitting sales and use Taxes received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.

(p)  Neither the Company nor any Company Subsidiary owns, or has owned, directly or indirectly, any interests in an entity that has been or would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or as a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(q)  Neither the Company nor any Company Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes (other than the ownership of Texas Taco Cabana, L.P.).

Notwithstanding anything to the contrary contained in this Agreement, (a) the representations and warranties set forth in this Section 4.13 and Section 4.11 (to the extent it relates to Taxes) constitute the sole and exclusive representations and warranties regarding Taxes and Tax Returns, (b) nothing in this Agreement shall be construed as providing a representation or warranty with respect to (i) the existence, amount, value, condition, expiration date of or limitations on (or availability of) in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attribute (including net operating loss, capital loss, Tax credit carryover or other Tax asset) of the Company or any Company Subsidiary generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date, or (ii) any Tax position that the Buyer or its Affiliates (including the Company or the Company Subsidiaries) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date, and (c) nothing in this Agreement shall be construed as providing a representation or warranty for Taxes of the Company or any Company Subsidiary for any taxable period (or portion thereof) beginning after the Closing Date other than the representations and warranties set forth in Section 4.13(l).

4.14  Related Party Agreements. Except for (a) normal advances to employees or service providers in the ordinary course of business, (b) payment of compensation for employment to employees or payment for services to service providers, in each case in the ordinary course of business, (c) participation by employees, officers and directors in any Plans set forth in Section 4.11(a) of the Disclosure Schedule or (d) as set forth in Section 4.13(a) of the Disclosure Schedule, none of Seller, any Affiliate of Seller, director, officer, stockholder or employee of the Company or any Company Subsidiary, or any Affiliate of any such director, officer, stockholder or employee is a party to any material agreement, arrangement, Contract or other commitment to which the Company or a Company Subsidiary is a party or by which any of its assets or properties is bound, or to the Knowledge of Seller, has a material interest in any agreement, arrangement, Contract or other commitment, asset or property (real or personal), tangible or intangible, owned by, used in or pertaining to the business of the Company or a Company Subsidiary.

4.15  Environmental Matters. Except as set forth in Section 4.15 of the Disclosure Schedule or as would not reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole:

(a)  The Company and each Company Subsidiary are in compliance with all applicable Environmental Laws;

(b)  All Permits and other governmental authorizations currently held by the Company and each Company Subsidiary pursuant to applicable Environmental Laws are in full force and effect, and, to the Knowledge of Seller, no appeal or any other proceeding is pending to revoke or revise any such Permit or governmental authorization;

(c)  There is no Environmental Claim pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary, or, to the Knowledge of Seller, against any Person whose liability for any Environmental Claim has been retained or assumed by the Company or a Company Subsidiary, either by agreement or by operation of law; and

(d)  To the Knowledge of Seller there has been no Release or threat of Release of Hazardous Materials for which the Company or any Company Subsidiary is responsible, including any responsibility for Cleanup or contribution to the costs thereof, either by agreement or by operation of any applicable Environmental Law.

4.16  Real Property.

(a)  Section 4.16(a) of the Disclosure Schedule sets forth a correct and complete list of all real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”), and identifies for each the address and current use thereof. Except as set forth in Section 4.16(a) of the Disclosure Schedule, the Company or applicable Company Subsidiary has good and insurable title to all Owned Real Property free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 4.16(a) of the Disclosure Schedule, to the Knowledge of Seller, all improvements on Owned Real Property and the operations therein conducted conform in all material respects to health, fire, safety, zoning, building and other applicable Laws or judgment, order or decree. Except for the Maintenance and Repair Work and Restorative Landscaping applicable to the Owned Real Property, (i) all of the Owned Real Property and buildings, improvements, structures and fixtures thereon are in satisfactory operating condition and repair, normal wear and tear excepted, (ii) are fit for the uses to which they are presently being put and (iii) do not encroach on any real property not owned or leased by the Company or a Company Subsidiary in each case, in all material respects. The current use, occupancy and operation by the Company or a Company Subsidiary of the Owned Real Property and the buildings, improvements and structures located thereon do not (A) constitute a nonconforming use or structure under any applicable building, zoning, subdivision or other land use or similar requirements of Laws or (B) otherwise materially violate or conflict with any covenants, conditions, restrictions or contractual obligations, including the requirements of any applicable Liens thereto. Except as set forth in Section 4.16(a) of the Disclosure Schedule, none of the Owned Real Property is subject to any lease, option to purchase, right of first refusal, purchase agreement, or, except for the Permitted Liens, the grant to any Person of any right relating to the use, occupancy or enjoyment of such property or any portion thereof; and, except as set forth in Section 4.16(a) of the Disclosure Schedules, any use restrictions, exceptions, reservations or limitations encumbering the Owned Real Property have not in any material respect impaired the Company’s or the applicable Company Subsidiary’s current use of such Owned Real Property.

(b)  Except for the real property leases to be assigned by Seller pursuant to Section 3.2(f), Section 4.16(b) of the Disclosure Schedule sets forth a correct and complete list of all of the leases for real property leased by the Company or any Company Subsidiary as of the date of this Agreement (each such lease, together with any amendments and modifications thereto, a “Real Property Lease”), and identifies for each the address and current use thereof (the “Leased Real Property”). Except as set forth in Section 4.16(b) of the Disclosure Schedule, true, correct and complete copies of each Real Property Lease, and all amendments and modifications thereto, have been provided to Buyer, and no such Real Property Lease has been modified in any material respect (including orally), except to the extent that such modifications are disclosed by the copies delivered or made available to the Buyer. Each such Real Property Lease (as amended or modified) is in full force and effect and is legal, binding, valid and enforceable by and against the Company or the applicable Company Subsidiary, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity). There exists no material default under any such Real Property Lease by the Company or the applicable Company Subsidiary, nor to the Knowledge of Seller by the lessor thereunder, and there exists no event which with notice or lapse of time or both would constitute a material default or material breach thereunder by the Company, the applicable Company Subsidiary or, to the Knowledge of Seller by the lessor thereunder, or that would permit any such Real Property Lease to be terminated or modified, or the rent payable thereunder accelerated by the other party thereto. With respect to each of the Real Property Leases: (i) the Company or the applicable Company Subsidiary has the right to quiet enjoyment of all the applicable Leased Real Property in accordance with its terms, and the leasehold or other interest of the Company or the applicable Company Subsidiary is a valid and enforceable leasehold interest in and to the Leased Real Property, free and clear of all Liens (including the Lien arising out of any attachment, judgement or execution) other than Permitted Liens, and there are no Liens on or affecting the Leased Real Property or the estate or interest created by the Real Property Leases other than Permitted Liens; (ii) there are no pending disputes, actions or proceedings that were brought by the Company or the applicable Company Subsidiary against a lessor under a Real Property Lease alleging that such lessor is in default or has committed a breach under such Real Property Lease; and (iii) the Company has not received any written notice from any Governmental Entity of a violation of any governmental requirements (including Environmental Laws) with respect to any of the Leased Real Property and, to the Knowledge of Seller, the Leased Real Property is not in violation of any material requirements of same.

(c)  Except as set forth in Section 4.16(c) of the Disclosure Schedule, (i) neither the Company nor any Company Subsidiary, nor to the Knowledge of Seller, any other party, is a party to or obligated under any option, right of first refusal or other contractual right to sell, dispose of or lease, sublease or license any property subject to a Real Property Lease or any interest therein (other than pursuant to this Agreement), (ii) neither the Company nor any Company Subsidiary, nor to the Knowledge of Seller, any other party, is a party to any agreement or option to purchase any real property, improvements thereon, or interest therein except as set forth in any Real Property Lease and (iii) except for the Company or the applicable Company Subsidiary, any landlord under the applicable Real Property Lease and any Permitted Liens, to the Knowledge of Seller, no Person has any right to use, occupy, possess or lease, or is using, occupying, possessing, subleasing or leasing, all or any portion of the Leased Real Property.

(d)  The Company and the Company Subsidiaries’ use of the Leased Real Property is in material compliance with all applicable building, zoning, subdivision, and other land use Laws. The operations conducted on the Leased Real Property conform in all material respects to health, fire, safety, and other applicable Laws. There is no pending or to the Knowledge of Seller, threatened zoning application or Litigation or condemnation, eminent domain, or taking Litigation with respect to any Owned Real Property or Leased Real Property or any building or improvement thereon, and neither the Company nor any Company Subsidiary has received any written notice or other communication, of any violation of applicable Laws or such pending or threatened Litigation. Except for the real property subject to the leases to be assigned by Seller pursuant to Section 3.2(f), the Owned Real Property and the Leased Real Property constitute all of the real estate used or occupied by the Company and the Company Subsidiaries, and no other real estate is necessary for the conduct of, or in connection with, the business of the Company and the Company Subsidiaries as presently conducted. There are no (i) public improvements that have been commenced or completed for which an assessment may be levied against the Owned Real Property or Leased Real Property, or (ii) to the Knowledge of Seller, planned improvements that may result in any assessment against the Owned Real Property or Leased Real Property, in each case for which there is no current assessment. Except for the Maintenance and Repair Work and Restorative Landscaping applicable to the Leased Real Property, (i) all of the Leased Real Property and buildings, improvements, structures and fixtures thereon are in satisfactory operating condition and repair, normal wear and tear excepted, (ii) are fit for the uses to which they are presently being put and (iii) to the Knowledge of Seller, do not encroach on any real property not owned or leased by the Company or a Company Subsidiary in each case, in all material respects.

(e)  The Owned Real Property and Leased Real Property and the buildings, improvements and structures located thereon are supplied with utilities and other services necessary for the operation of such buildings, improvements and structures as the same are currently operated, all of which utilities and other services, to the Knowledge of Seller, are provided via public roads or via permanent, irrevocable appurtenant easements benefiting the Owned Real Property or Leased Real Property, as applicable.  Each parcel of Owned Real Property and Leased Real Property abuts on, and has direct vehicular access to, a public road.

4.17 Personal Property. The Company or a Company Subsidiary has good, valid and marketable title to or has valid leases for all material machinery, equipment and other material tangible personal property (excluding, for the avoidance of doubt, Intellectual Property) used in, and necessary and sufficient for the conduct of, their businesses as currently conducted, subject to no Lien except for Permitted Liens. The material machinery, equipment and other tangible personal property owned, leased or licensed by the Company and the Company Subsidiaries are suitable in all material respects for the purposes for which they are intended and except for the Maintenance and Repair Work and the Restorative Landscaping, are in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear. All leased tangible assets used by the Company or any Company Subsidiary in the ordinary course of business are used pursuant to valid, subsisting and enforceable leases, subleases, licenses and other agreements binding upon the Company or such Company Subsidiary, as applicable, and, to the Knowledge of Seller, each other party thereto, in accordance with their terms, except where such failure to be valid, subsisting and enforceable, individually or in the aggregate, has not been and would not reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole.

4.18  Labor Matters.

(a)  Seller has made available to Buyer a list of all employees of the Company or the Company Subsidiaries other than hourly employees that work at a Restaurant, as of June 30, 2021, including each employee’s (i) name, (ii) work location, (iii) job title, (iv) rate of base compensation (setting forth the applicable salary, hourly, piece, or other rate), (v) amount and type of incentive compensation paid for the most recently completed fiscal year (including any bonuses, commissions, or special compensation), (vi) classification by the Company as exempt or non-exempt under applicable wage and hour Laws, (vii) full- or part-time status, (viii) date of hire, (ix) any accrued paid time off, and (x) status as active or inactive (and if inactive, type of leave and expected return date).

(b)  Except as set forth in Section 4.18(b) of the Disclosure Schedule, (i) since January 1, 2018, there has not been, nor, to the Knowledge of Seller, is there pending or threatened in writing (x) any labor dispute between the Company or a Company Subsidiary and any labor organization, or any strike, slowdown, work stoppage or other similar organized disruptive labor activity involving any employee of the Company or a Company Subsidiary or affecting the Company or a Company Subsidiary or (y) any union organizing or election activity involving any employee of the Company or a Company Subsidiary; (ii) neither the Company nor any Company Subsidiary is engaged in any material unfair labor practice, and there is no unfair labor practice charge pending or, to the Knowledge of Seller, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity; and (iii) neither the Company nor any Company Subsidiary has received notice of the intent of any Governmental Entity responsible for the enforcement of any federal, state, local or foreign Laws regarding labor, employment and employment practices, conditions of employment, occupational safety and health or wages and hours, including any bargaining or other obligations under the National Labor Relations Act, to conduct an investigation with respect to or relating to the Company or a Company Subsidiary and no such investigation is in progress. Since January 1, 2018, the Company and each Company Subsidiary has complied in all material respects with the WARN Act and any similar state or local Laws relating to plant closings or mass layoffs. Neither the Company nor any Company Subsidiary is a party to or subject to or bound by, or currently negotiating in connection with entering into, any collective bargaining agreement with any labor union, nor, to the Knowledge of Seller, has there been in the past two (2) years any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any current or former employee or individual independent contractor of the Company or any Company Subsidiary.

(c)  The Company and each Company Subsidiary is and since January 1, 2018 has been in compliance in all material respects with all applicable Laws pertaining to employment, employment practices, terms and conditions of employment, labor relations, collective bargaining, worker classification, equal employment opportunities, fair employment practices, employment discrimination, harassment and retaliation, reasonable accommodation, disability rights or benefits, meal and rest periods, immigration, background checks, employee privacy, occupational safety and health, payment of wages, hours of work, child labor, sick, vacation and other paid time off, leaves of absence, uniformed services employment and reemployment, whistleblowers, workers’ compensation insurance, and unemployment insurance.

(d)  As of the date hereof, no senior management level employee of the Company or any Company Subsidiary has provided notice in writing, and to the Knowledge of Seller, no such senior management level employee has expressed an intention to provide notice, to the Company or any Company Subsidiary that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one (1) year after the Closing Date.

(e)  No current or former employee has made, during the last twelve (12) months, to the knowledge of Seller, an oral or, during the last three years, a written complaint of discrimination, harassment or, retaliation against the Company or any Company Subsidiary. In the past twelve (12) months, neither the Company nor any of the Company Subsidiaries has entered into any settlement agreement with any current or former employee related to allegations of sexual harassment by the Company or any Company Subsidiary.

(f)  Each individual classified by the Company as an independent contractor or consultant of the Company has been properly classified by the Company as such in all material respects under applicable Law (including for purposes of taxation and tax reporting under any Plan). Neither the Company nor any Company Subsidiary has any material Liability for the misclassification of any individual as an independent contractor, temporary employee, leased employee or any other service provider compensated other than through reportable wages (as an employee) paid by the Company or a Company Subsidiary.

(g)  Except as set forth in Section 4.18(g) of the Disclosure Schedule, since December 31, 2019, neither the Company nor any Company Subsidiary has, in response to COVID-19 or in response to applicable Law in connection with or in respect to COVID-19, (i) changed or reduced the compensation or benefits payable to any employee or individual independent contractor, (ii) furloughed or terminated the employment or service of any employee or individual independent contractor, (iii) modified or reduced the schedules or leaves of absence of any employee, (iv) changed the designation of any employee as exempt or non-exempt for purposes of Fair Labor Standards Act or any comparable state or local Law or (v) engaged any individual as an independent contractor, consulting, or temporary worker who had not provided services to the Company or any Company Subsidiary prior to December 31, 2019. The Company and each Company Subsidiary have adopted reasonable policies and taken other reasonable steps in all material respects to minimize their employees’ potential workplace exposure to COVID-19 to the extent required by applicable Law.

4.19  Intellectual Property; IT Systems.

(a)  Section 4.19(a) of the Disclosure Schedule sets forth, for all of the following included in Company Owned Intellectual Property, a true and complete list of all United States, foreign, international and state: (i) patents and patent applications; (ii) trademark registrations and applications; (iii) Internet domain names; (iv) social media accounts; (v) copyright registrations and applications (collectively, “Registered Company Owned Intellectual Property”); and (vi) material unregistered trademarks. Section 4.19(a) of the Disclosure Schedule specifies, for each item of Registered Company Owned Intellectual Property, the current owner thereof and, as applicable, the jurisdiction or private registrar, the registration or application number, the issue or filing date, and the status, including the next action or payment due date.

(b)  There is no pending or written, threatened claim against the Company or any Company Subsidiary alleging that the business of the Company or a Company Subsidiary as currently conducted violates or infringes any Person’s Intellectual Property. Neither the Company nor any Company Subsidiary has brought or threatened a claim against any Person alleging a violation or infringement by others of any Company Owned Intellectual Property, and, to the Knowledge of Seller, no Person is infringing, misappropriating or violating the Company Owned Intellectual Property in any material respect. There are no pending or threatened claims against the Company challenging the ownership or scope of any Company Owned Intellectual Property or alleging that any Company Owned Intellectual Property is invalid or unenforceable.

(c)  The Company or a Company Subsidiary solely owns all Registered Company Owned Intellectual Property or has the valid and enforceable right to use all Company Used Intellectual Property, free and clear of all Liens except for any Permitted Liens. The Company Owned Intellectual Property and the Company Used Intellectual Property is all of the Intellectual Property necessary to conduct the business of the Company as currently conducted. All Registered Company Owned Intellectual Property (i) has been duly maintained, (ii) has not been cancelled, expired or abandoned and (iii) is valid, subsisting and enforceable. None of the Registered Company Owned Intellectual Property is now or has been involved in any material litigation, or any material interference, reissue, re-examination, opposition, invalidity or nullity proceeding before the United States Patent and Trademark Office or any other Governmental Entity in the past three (3) years.

(d)  The Company or a Company Subsidiary owns by operation of applicable Law, or has obtained valid written assignment of, all material Intellectual Property developed by employees and independent contractors in the scope of their employment or engagement with the Company or Company Subsidiary. The Company and the Company Subsidiaries have taken all reasonable steps in accordance with normal industry practice to protect the trade secrets included in the Company Owned Intellectual Property. Except pursuant to enforceable confidentiality obligations in favor of the Company there has been no disclosure to any third party of any confidential information or trade secrets included in the Company Owned Intellectual Property.

(e)  The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and the Company Subsidiaries’ ownership or other rights in and to any of the Company Owned Intellectual Property, require the Company or any of the Company Subsidiaries to grant to any third party any right to any Company Owned Intellectual Property or obligate the Company or any of the Company Subsidiaries to pay any royalties or other amounts to any third party in excess of any amounts payable to such third parties prior to the Closing, nor will the consummation of the transactions contemplated hereby require the approval or consent of any Governmental Entity or other Person in respect of any Company Owned Intellectual Property.

(f)  Neither the Company nor any Company Subsidiary owns any material proprietary Software.

(g)  The computer and other information technology systems, including the Software, hardware, networks, platforms and related systems, owned, leased or licensed by the Company and the Company Subsidiaries (collectively, the “Company IT Systems”) are, in the aggregate, sufficient and in good working condition for the operation of the business of the Company and the Company Subsidiaries as a whole. In the last two (2) years, there have been no failures or other adverse events affecting any Company IT Systems that have caused any material disruption or interruption in the use of any Company IT Systems or the conduct of the business of the Company and the Company Subsidiaries. The Company and the Company Subsidiaries maintain commercially reasonable security, disaster recovery and business continuity plans.

4.20  Brokers. Except as set forth in Section 4.20 of the Disclosure Schedule (the fees and expenses of which shall be paid by Seller), no broker, finder or investment banker is entitled to, and neither the Company nor any Company Subsidiary has any liability under any Contract to pay any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made or alleged to have been made by or on behalf of the Company or any of its Affiliates (or any of their respective officers, directors, managers, employees or agents).

4.21  Data Handling. To the Knowledge of Seller, in the last five (5) years neither the Company nor any Company Subsidiary has experienced any loss, damage, or unauthorized access, disclosure, use or breach of security of any Personal Information in its possession, custody or control, or otherwise held or processed on its behalf. Neither the Company nor any Company Subsidiary has received any written claim and, to the Knowledge of Seller, no Person has commenced any investigation, inquiry or action relating to the Company’s or any Company Subsidiary’s information privacy or data security practices. The Company and the Company Subsidiaries have established and are in compliance in all material respects with written information security programs that (a) include safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary Company Data and (b) are designed to protect in all material respects against unauthorized access to the Company IT Systems, Company Data, and the systems of any third party service providers that have access to Company Data or Company IT Systems.

4.22  Insurance. Section 4.22 of the Disclosure Schedule sets forth a complete and accurate list (including the name of the insurer and policy number) of all material insurance policies (the “Insurance Policies”) maintained as of the date hereof for the benefit of, or otherwise held by the Company and the Company Subsidiaries with respect to the properties, assets, businesses, fire, professional liability, environmental liability, workers’ compensation, casualty, directors and officers of the Company and the Company Subsidiaries in each case, to the extent applicable. True, complete and correct copies of each Insurance Policy (or, to the extent such policies are not available, policy binders) have been made available to Buyer. Each Insurance Policy is in full force and effect, and all premiums due thereon have been paid in full and, as of the date of this Agreement, no notice of cancellation, non-renewal or termination by the applicable insurer has been received by Seller or the Company. As of the date of the Agreement, no written disallowance of, or reservation of rights letter with respect to, any material claim under any Insurance Policy has been received by the Company or any Company Subsidiary that has not been resolved to the Company’s satisfaction. There has not been a failure by the Company or any Company Subsidiary to give notice of any claim of $100,000 or more that may be insured under any such Insurance Policy in a timely fashion in a matter required by such Insurance Policy. Except as set forth on Section 4.22 of the Disclosure Schedule, neither the Company nor any of the Company Subsidiaries have any self-insurance programs. Notwithstanding the foregoing, no representation or warranty is made with respect to the impact of the consummation of the transactions contemplated by this Agreement on any such Insurance Policy.

4.23  Restaurants; Franchising Matters.

(a)  Section 4.23(a) of the Disclosure Schedule sets forth the number and address of each Taco Cabana branded restaurant owned or leased and operated by the Company or a Company Subsidiary as of the date hereof (the “Company Operated Restaurants”) and the number and address of each Taco Cabana branded restaurant that is franchised to another Person as of the date hereof (the “Franchised Restaurants”), as well as the name and address of the applicable franchisee.

(b)  Except as described in Section 4.23(b) of the Disclosure Schedules, the Franchisor is, and for the past five (5) years, has been in material compliance with all Franchise Sales Laws applicable to the offer and sale of franchises, and Franchisor has not offered or sold any franchise in violation of any Franchise Sales Law, except where any failure to be in compliance therewith, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as described in Section 4.23(b) of the Disclosure Schedules, Franchisor is not currently, and during the past four (4) years has not been subject to any notice, action, Litigation, case, stop order or other order, judgement, injunction, ruling, or proceeding by any Governmental Entity against the Franchisor that alleges or found any failure by the Franchisor to comply with any Franchise Sales Law or that prohibits or restricts (or seeks to prohibit or restrict) the Franchisor’s offer or sale of franchises in any jurisdiction, except in each case as would not reasonably be expected to have a Material Adverse Effect.

4.24  Corporate Records. Since January 1, 2019, the minute books and other similar records of the Company contain accurate and complete records, in all material respects, of actions taken at any meeting of the board of directors (or equivalent body) of the Company and the Company Subsidiaries or any committee thereof and of written consents executed in lieu of the holding of any such meeting. Schedule 4.24 contains a true, correct and complete list of all bank accounts and safe deposit boxes of the Company and the Company Subsidiaries and the names and titles of all authorized signatories of the Company and the Company Subsidiaries for each such bank account and safe deposit box as of the date hereof.

4.25  Anti-Money Laundering. The operations of the Company and the Company Subsidiaries are and have been conducted at all times in compliance with all anti-money laundering Laws and all applicable financial record keeping and reporting requirements, rules, regulations and guidelines applicable to the Company (collectively, “Money Laundering Laws”) and no claim by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to Money Laundering Laws is pending and, to the Knowledge of Seller, no such claims are threatened or contemplated.

4.26  Material Suppliers(a). Section 4.26 of the Disclosure Schedule sets forth a list of the ten (10) largest suppliers of the Company and the Company Subsidiaries (based on amount of expenditures on such suppliers in the 12-month period ended as of December 29, 2019) (the “Material Suppliers”). With respect to the Material Suppliers, (a) neither the Company nor any of the Company Subsidiaries has been notified in writing by any Person that any Material Supplier intends to terminate its relationship with the Company or any of the Company Subsidiaries, (b) no Material Supplier has threatened in writing to cancel or otherwise terminate its relationship with the Company or any of the Company Subsidiaries and (c) no Material Supplier has materially modified or decreased materially or threatened in writing to materially modify or decrease materially or, to the Knowledge of Seller, intends to materially and adversely modify its relationship with or the terms on which it does business with the Company or any of the Company Subsidiaries.

4.27  Disclaimer of Seller. (A) EXCEPT AS EXPRESSLY SET FORTH IN THIS Article IV, NONE OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, PARTNERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, THE COMPANY SUBSIDIARIES, THE COMPANY SHARES OR OTHER EQUITY INTERESTS OR THE ASSETS OR BUSINESS OF THE COMPANY OR THE COMPANY SUBSIDIARIES, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OR (II) THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY AND THE COMPANY SUBSIDIARIES AFTER THE CLOSING, (B) EXCEPT AS SET FORTH IN THIS Article IV anD Article IX, NONE OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, PARTNERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO ANY BUYER PARTY OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO ANY BUYER PARTY OR TO ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OF, OR THEIR USE OF, ANY INFORMATION RELATING TO THE COMPANY OR THE COMPANY SUBSIDIARIES, INCLUDING ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO A BUYER PARTY, WHETHER ORALLY OR IN WRITING IN ANY CONFIDENTIAL INFORMATION MEMORANDUM, IN MANAGEMENT PRESENTATIONS, IN ANY VIRTUAL DATA ROOM, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS OR REQUESTS SUBMITTED BY OR ON BEHALF OF A BUYER PARTY IN CONNECTION WITH ANY SITE TOURS OR VISITS, DILIGENCE CALLS OR MEETINGS, OR IN ANY OTHER FORM IN CONSIDERATION OR INVESTIGATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED, AND (C) ANY AND ALL PRIOR REPRESENTATIONS AND WARRANTIES MADE BY ANY OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, MANAGERS, MEMBERS, PARTNERS, STOCKHOLDERS, AFFILIATES, EMPLOYEES OR REPRESENTATIVES, WHETHER VERBALLY OR IN WRITING, ARE DEEMED TO HAVE BEEN MERGED INTO AND SUPERSEDED BY THIS AGREEMENT, IT BEING INTENDED THAT NO SUCH PRIOR REPRESENTATIONS OR WARRANTIES SHALL SURVIVE THE EXECUTION AND DELIVERY OF THIS AGREEMENT. NOTHING IN THIS SECTION 4.27 WILL LIMIT ANY CLAIMS OR REMEDIES BASED ON FRAUD.

Article V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby represent and warrant jointly and severally to Seller that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date:

5.1  Organization. Buyer Guarantor is a corporation, duly organized, validly existing and in good standing under the laws of California. Buyer is a limited liability company, duly organized, validly existing and in good standing under the laws of Delaware. Each Buyer Party has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Buyer Guarantor and Buyer are Affiliates by virtue of being under common control.

5.2  Authority; Enforceability. Each Buyer Party has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Buyer Party of this Agreement and each of the Ancillary Agreements to which it is a party, the performance by each Buyer Party of this Agreement and each of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or limited liability company action (as applicable) by such Buyer Party and no other corporate or limited liability company proceeding (as applicable) on the part of any Buyer Party is necessary to authorize this Agreement and each of the Ancillary Agreements to which it is a party, or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each Buyer Party and each of the Ancillary Agreements to which such Buyer Party is a party will be duly executed and delivered by such Buyer Party, as applicable. This Agreement constitutes, and each of the Ancillary Agreements to which each Buyer Party is a party when duly executed and delivered by such Buyer Party will constitute, the valid and binding obligation of such Buyer Party, enforceable against such Buyer Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3  No Conflict; Required Filings and Consents.

(a)  The execution and delivery by each Buyer Party of this Agreement and the Ancillary Agreements to which such Buyer Party is a party does not, and performance by such Buyer Party of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Organizational Documents of such Buyer Party, (ii) conflict with or violate any Laws applicable to such Buyer Party or by or to which any of such Buyer Party’s properties or assets is bound or subject or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Buyer Party is a party or by which such Buyer Party or any of its respective properties or assets is bound or subject, except, in each case of (ii) and (iii), as would not reasonably be expected to prohibit or materially restrict or impede the consummation of the transaction contemplated by this Agreement or any Ancillary Agreement to which such Buyer Party is a party.

(b)  The execution and delivery of this Agreement and any Ancillary Agreement to which it is a party by each Buyer Party does not, and the performance by such Buyer Party of this Agreement and any Ancillary Agreement to which such Buyer Party is a party and the consummation of the transactions contemplated hereby and thereby will not, require such Buyer Party to obtain any Consent of any Governmental Entity or third party.

5.4  Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Buyer Party or any of their Affiliates.

5.5  Litigation. As of the date of this Agreement, there is no Litigation pending or, to the knowledge of the Buyer Parties, threatened, against any Buyer Party, as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined, (a) would prevent or materially delay the consummation by either Buyer Party of the transactions contemplated by this Agreement or (b) would have, either individually or in the aggregate, a material adverse effect on the ability of either Buyer Party to perform its respective obligations under this Agreement.

5.6  Financing. The Buyer Parties have as of the date hereof and shall have at the Closing sufficient cash to pay the Estimated Net Purchase Price and make all other payments required to consummate the transactions contemplated by this Agreement and each Ancillary Agreement, and to satisfy its obligations contemplated hereby and thereby, including the payment of all associated costs and expenses.

5.7  Investment Intent. Buyer is acquiring the Company Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution of any part thereof. The Buyer Parties acknowledge that the Company Shares and the sale thereof have not been registered under the Laws of any jurisdiction.

5.8  Solvency. As of the Effective Time, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Estimated Net Purchase Price and assuming for these purposes the satisfaction of the conditions set forth in Sections 8.1 and 8.2, as of the Effective Time each of Buyer Guarantor, Buyer and the Company will be Solvent. For the purposes of this Section 5.8, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.9  R&W Insurance Policy. The Buyer Parties have delivered to Seller an executed, accurate and complete copy of the Binder Agreement, which includes as an exhibit a true, correct and complete copy of the R&W Insurance Policy.

5.10  Inspection; No Other Representations.

(a)  Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and purchase of companies such as the Company and the Company Subsidiaries as contemplated hereunder and pursuant to the Ancillary Agreements. The Buyer Parties have undertaken such investigation and has been provided with and have evaluated such documents and information as it has deemed necessary to enable them to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it they are a party and the transactions contemplated hereby and thereby. The Buyer Parties have received all materials relating to the business of the Company and the Company Subsidiaries which they have requested and have been afforded the opportunity to obtain any additional information necessary to evaluate the merits of the transactions contemplated hereby and pursuant to the Ancillary Agreements. The Buyer Parties acknowledge that Seller and the Company have given the Buyer Parties complete and open access to the key employees, documents and facilities of the Company and the Company Subsidiaries. Seller, the Company and their representatives have answered to the Buyer Parties’ satisfaction all inquiries that the Buyer Parties or their representatives have made concerning the business of the Company and the Company Subsidiaries or otherwise relating to the transactions contemplated hereby and pursuant to the Ancillary Agreements.

(b)  The Buyer Parties are consummating the transactions contemplated by this Agreement and the Ancillary Agreements to which such Buyer Party is a party without any representation or warranty, express or implied, by any Person, except for the respective representations and warranties of Seller expressly set forth in Article IV of this Agreement. The Buyer Parties are relying on their own investigation and analysis, and the representations and warranties of Seller expressly set forth in Article IV of this Agreement, in entering into this Agreement and the Ancillary Agreements and consummating the transactions contemplated hereby and thereby and specifically disclaim that they are relying upon or have relied upon any other representations and warranties that may be alleged to have been made by Seller, the Company or any other Person. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the exclusive remedies set forth in this Agreement for any breach thereof.

(c)  In connection with the due diligence investigation of the Company and the Company Subsidiaries by the Buyer Parties, the Buyer Parties, their Affiliates or representatives have received from or on behalf of Seller, including projected statements of operating revenues, cash flows and income from operations of the Company and the Company Subsidiaries and certain business plan information of the Company and the Company Subsidiaries. The Buyer Parties acknowledge that they know there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer Parties are familiar with such uncertainties, that the Buyer Parties take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer Parties shall have no claim against Seller any other Person with respect thereto. Accordingly, the Buyer Parties acknowledge that Seller has not made any representations, warranties, promises, assurances or guaranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and each Buyer Party disclaims that it has relied upon such information in entering into this Agreement; provided that nothing in this Section 5.10 will limit any claims or remedies based on Fraud.

Article VI

COVENANTS

6.1  Affirmative Covenants of Seller. Seller hereby covenants and agrees that, during the period from the date of this Agreement until the earlier to occur of the Closing and the date of termination of this Agreement in accordance with Section 10.1 (the “Interim Period”), unless otherwise expressly contemplated by this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably conditioned, withheld or delayed), Seller shall cause the Company and each Company Subsidiary to use commercially reasonable efforts to operate its business, in all material respects, in the usual and ordinary course and preserve intact its business organizations, and maintain its rights and franchises, and Seller shall cause the Company and each Company Subsidiary to use commercially reasonable efforts to retain the services of its officers and key employees and maintain its relationships and goodwill with its material customers and suppliers. Notwithstanding the foregoing, during the period from the date hereof until the Effective Time, the Company shall be entitled to (a) pay Company Fees and Expenses, (b) repay or otherwise satisfy and discharge Excluded Liabilities, if any, and (c) declare and pay dividends or other distributions, in each case, utilizing funds legally available for such purposes (which shall include all available Company Cash), at such times and in such amounts as Seller or the Company shall deem necessary, appropriate or desirable.

6.2  Negative Covenants of Seller. Except as set forth in Section 6.2 of the Disclosure Schedule, as expressly contemplated in this Agreement or consented to in writing by a Buyer Party (which consent shall not be unreasonably conditioned, withheld or delayed), or any action taken by Seller with respect to itself and its Subsidiaries other than the Company and the Company Subsidiaries, Seller hereby covenants that, during the Interim Period, Seller shall cause the Company and each Company Subsidiary not to do any of the following:

(a)  (i) increase in any material respect the compensation payable to or to become payable to any of the Company’s or the Company Subsidiaries’ directors, officers or employees (other than pursuant to employment agreements in effect on the date of this Agreement set forth on Section 6.2(a)(i) of the Disclosure Schedule or as may be required by applicable Law), (ii) grant any material severance or termination pay to (other than pursuant to its normal severance policy as in effect on the date of this Agreement), or enter into any material employment or severance agreement with, any of the Company’s or the Company Subsidiaries’ directors, officers or employees (other than in the ordinary course of business for non-officer employees), (iii) establish, adopt, enter into or amend in any material respect any Plan with respect to any employee of the Company or a Company Subsidiary, except as may be required by applicable Law, (iv) lend or pay or contribute any funds to any of the Company’s or Company Subsidiaries’ directors, officers or employees (other than compensation payable in the ordinary course of business) or (v) hire or, other than for cause, terminate any officer or any employee earning at least $200,000 in annual base compensation;

(b)  (i) redeem, purchase or otherwise acquire any equity securities of the Company or obligations convertible into or exchangeable for any equity securities of the Company, or (ii) effect any reorganization or recapitalization of the Company;

(c)  issue, deliver, award, grant, pledge or sell, or authorize or propose the issuance, delivery, award, grant, pledge or sale of, any equity securities of the Company or any Company Subsidiary, any securities convertible into or exercisable or exchangeable for any such equity securities or any rights, warrants or options to acquire, any such equity securities;

(d)  sell, lease, license, abandon, assign, allow to lapse or expire, divest, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, license, assign, allow to lapse or expire, divest, exchange, mortgage, pledge, transfer or otherwise dispose of, any of the Company’s and the Company Subsidiaries’ material assets, licenses, operations, rights, businesses, properties (tangible or intangible, including any material Intellectual Property and real property, except among the Company and any of the Company Subsidiaries or among any of the Company Subsidiaries) or interests therein (other than sales of inventory in the ordinary course of business, the sale or other disposition of obsolete, excess or damaged equipment or the transfer of leases to Affiliates of Seller contemplated by Section 3.2(f));

(e)  file any amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, request or consent to any material extension or waiver of the limitation period applicable to any material Tax claim or assessment, incur any material liability for Taxes outside the ordinary course of business, fail to pay any material Tax that becomes due and payable (including any estimated tax payments), change any U.S. federal income tax classification, or change any material Tax accounting method;

(f)  incur, assume, guarantee or otherwise become liable for, refinance or modify in any material respect the terms of any indebtedness for borrowed money, issue any debt securities or other rights to acquire any debt security of the Company or any Company Subsidiary or assume, guarantee or endorse, or otherwise become responsible for the indebtedness for borrowed money of any Person, except for indebtedness for borrowed money (i) incurred under the Seller Credit Facility as in effect as of the date of this Agreement in the ordinary course of business and (ii) among the Company and any of the Company Subsidiaries or among any of the Company Subsidiaries;

(g)  institute, cancel, forgive, settle or compromise any indebtedness for borrowed money or Litigation with respect to the Company or any Company Subsidiary or its business (i) in any amount, individually or in the aggregate, in excess of $200,000 or (ii) that involves injunctive relief against the Company or any Company Subsidiary or the admission of any wrongdoing by the Company or any Company Subsidiary, or other material restrictions on their respective business activities;

(h)  (i) permit, allow or suffer any of the Company’s or the Company Subsidiaries’ material properties or assets to be subjected to any Lien, restriction or charge, other than Permitted Liens, or (ii) acquire any properties, assets or rights in an amount in excess of $250,000 individually or $500,000 in the aggregate, other than inventory purchases in the ordinary course of business;

(i)  enter into, adopt, materially amend or terminate any collective bargaining agreement with respect to the Company Employees;

(j)  directly or indirectly acquire by merging or consolidating the Company or any Company Subsidiary with, or by permitting the Company or any Company Subsidiary to purchase a substantial portion of the assets or securities of, or by any other manner, any material corporation, partnership, joint venture or other entity;

(k)  with respect to the Company or any Company Subsidiary, make or authorize any material capital expenditures or material commitment for capital expenditures in excess of $200,000 in the aggregate that have not been budgeted in the Company’s annual budget and that are not in the ordinary course of business;

(l)  adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(m)  enter into, terminate, materially amend or materially modify any Material Contract (or any agreements that would be a Material Contract if in existence on the date hereof), other than expirations and renewals of any such Material Contract in the ordinary course of business in accordance with the terms thereof;

(n)  (i) materially accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business; (ii) materially delay or accelerate payment of any account payable beyond or in advance of its due date or the date such liability would have been paid in the ordinary course of business; (iii) make any material changes to cash management policies other than in the ordinary course of business; (iv) delay or postpone in any material respect the repair or maintenance of its material properties in a manner inconsistent with past practice other than the Maintenance and Repair Work and the Restorative Landscaping; or (v) vary any inventory purchase practices in any material respect from past practices;

(o)  terminate or fail to maintain in full force and effect or to renew, any of the insurance policies set forth on Section 4.22 of the Disclosure Schedule, unless simultaneously with such termination or cancellation, a replacement policy providing coverage at least equal in all material respects to the coverage under the terminated or cancelled insurance policy for a substantially similar premium is in full force and effect;

(p)  declare, authorize, set aside for payment or pay any non-cash dividend on, or make any other non-cash distribution in respect of, any shares of the Company Shares or any equity interests of the Company;

(q)  fail to renew any Real Property Lease that is necessary for the operation of the business in the ordinary course;

(r)  waive or release any material right or material claim against a third Person in a manner inconsistent with past practice;

(s)  change its cash management process, billing and collection of receivables or inventory purchases other than in the ordinary course of business;

(t)  implement any reduction in force that would require notice pursuant to the WARN Act;

(u)  disclose any confidential information of the Company or any of the Company Subsidiaries to any Person, other than in the ordinary course of business pursuant to a written confidentiality agreement, pursuant to Section 7.3(b) or as required by applicable Law, including rules and regulations of the NASDAQ stock exchange; or

(v)  enter into any agreement, commitment or transaction with respect to taking any of the foregoing actions.

6.3  Access and Information. Subject to Section 6.4, Seller shall, and Seller shall cause the Company to afford to Buyer and its employees, accountants, actuaries, consultants, legal counsel, agents and other representatives (collectively, the “Buyer Representatives”) reasonable access, at Buyer’s sole cost and expense, at reasonable times during normal business hours to the officers, employees, agents, properties, offices and other facilities of the Company and to the books and records thereof and furnish promptly to Buyer and the Buyer Representatives such information concerning the business, properties, Contracts, records and personnel of the Company and the Company Subsidiaries (including financial, marketing, operating and other data and information) as may be reasonably requested, from time to time, by Buyer. Notwithstanding anything to the contrary contained herein, Buyer shall (i) provide Seller with reasonable advance notice of any request for access pursuant to this Section 6.3, (ii) not contact any customer, supplier, employee or other business partner of Seller, the Company or any Company Subsidiary without Seller’s prior consent thereto in writing (which consent shall not unreasonably be withheld, conditioned or delayed) and (iii) avoid any undue disruption to the business operations of the Company and the Company Subsidiaries. Seller shall use commercially reasonable efforts to provide Buyer at least five days prior to the Closing, with the Company’s balance sheet as of July 4, 2021 and the income statement for the six-month period then ended. Nothing contained in this Agreement shall require the disclosure to or on behalf of Buyer of any bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to those contemplated by this Agreement, nor shall anything contained in this Agreement be construed as requiring the disclosure of any information to or on behalf of Buyer if such disclosure would, as determined by Seller, (w) cause significant competitive harm to any of the Seller, the Company, a Company Subsidiary or any of their respective Affiliates in the event the transactions contemplated hereby are not consummated (x) jeopardize any attorney-client or other legal privilege, (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which any of Seller, the Company, a Company Subsidiary or any of their respective Affiliates may be a party (it being understood that Seller, the Company and the Company Subsidiaries will use commercially reasonable efforts to provide such information as described under (x) and (y) in an alternative manner so as not to jeopardize such privilege, or contravene such Laws, fiduciary duty or binding agreement (including entering into a reasonable joint defense agreement)) or (z) contravene any obligation of secrecy or confidentiality to any Governmental Entity.

6.4  Confidentiality. From the date hereof until the Closing Date, each of Seller and the Buyer Parties shall continue to comply with all of their respective obligations under the Confidentiality Agreement, dated as of October 22, 2020, by and between Buyer and the Company (the “Confidentiality Agreement”). Upon the consummation of the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect. For the avoidance of doubt, the information contained in this Agreement or delivered to the Buyer Parties, their Affiliates or their respective representatives pursuant to or in connection with this Agreement (including pursuant to Section 6.3) shall be deemed to be “Confidential Information” (as defined in the Confidentiality Agreement) subject to the restrictions contained in the Confidentiality Agreement. Following the Closing, the Buyer Parties shall, and shall cause their Affiliates and their respective representatives (including any co-investors, lenders and other financing sources) to, keep the existence and terms of this Agreement confidential (unless requested to disclose by judicial or administrative process or, based upon the written advice of outside counsel, by other requirements of applicable Law).

6.5  Continuation of Indemnification. Seller and the Buyer Parties agree that after the Closing, the Buyer Parties shall cause the Company and the Company Subsidiaries to continue to indemnify and hold harmless, to the fullest extent permitted by applicable Law, each of the Company’s and the Company Subsidiaries’ present and former directors, officers, employees and agents, in each case in their capacities as such, from and against all damages, costs and expenses actually incurred or suffered in connection with any threatened or pending action, suit or proceeding at law or in equity by any Person or any arbitration or administrative or other proceeding relating to the business of the Company or the Company Subsidiaries or the status of such individual as a director, officer, employee or agent at or prior to the Closing. After the Closing, the Buyer Parties shall cause the Company and each Company Subsidiary to retain or include in its Organizational Documents any indemnification provision or provisions, including provisions respecting the advancement of expenses, in effect immediately prior to the Closing for the benefit of the Company’s or such Company Subsidiary’s officers, directors, employees and agents, and shall not thereafter amend the same (except to the extent that such amendment preserves, increases or broadens the indemnification or other rights theretofore available to such officers, directors, employees and agents). If, after the Closing, the Company or any Company Subsidiary merges into, consolidates with or transfers all or substantially all of its assets to another Person, then and in each such case, the Buyer Parties shall cause the Company or any Company Subsidiary to make proper provision so that the surviving or resulting corporation or the transferee in such transaction shall assume the obligations of the Company or any Company Subsidiary under this Section 6.5. The obligations set forth in this Section 6.5 shall continue for a period of six (6) years following the Closing, and shall continue in effect thereafter with respect to any action, suit or proceeding commenced prior to the sixth (6th) anniversary of the Closing Date, and are intended to benefit each director, officer, agent or employee who has held such capacity on or prior to the Closing Date and is either a party to an indemnification agreement with the Company or any Company Subsidiary or now or hereafter is entitled to indemnification or advancement of expenses pursuant to any provisions contained in the Organizational Documents of the Company or any Company Subsidiary as of the date hereof.

6.6  [Reserved].

6.7  Employee Matters.

(a)  Prior to the Closing, Seller will transfer the individuals set forth in Section 6.7(a) of the Disclosure Schedule from employment by Seller or one of its Subsidiaries that is not the Company or a Company Subsidiary to employment by the Company or a Company Subsidiary. Except as set forth in Section 6.7(a) of the Disclosure Schedule, during the period beginning on the Closing Date and ending on the first (1st) anniversary of the Closing Date (the “Continuation Period”), the Buyer Parties shall provide each employee of the Company and the Company Subsidiaries who is employed as of immediately prior to the Closing Date (the “Company Employees”) with the following, in each case as applicable: (i) a base salary (or hourly base wage rate) that is at least equal to the base salary (or hourly base wage rate) provided to the Company Employee immediately prior to the Closing Date and (ii) employee health, welfare, retirement and fringe benefits and perquisites that are at least equal to those provided to the Company Employees immediately prior to the Closing Date or the employee health, welfare, retirement and fringe benefits and perquisites provided to similarly situated employees of the Buyer Parties, whichever results in more favorable benefits for the Company Employees.

(b)  The Buyer Parties shall provide severance payments and benefits to any Company Employee whose employment with the Buyer Parties or the Company terminates during the Continuation Period that are no less favorable in the aggregate than the severance payments and benefits that would have been provided to such Company Employee had such termination of employment occurred immediately prior to the Closing Date.

(c)  The Buyer Parties shall provide each Company Employee with full credit for such Company Employee’s service with the Company (including any predecessors thereto) prior to the Closing Date for all purposes, including for purposes of eligibility, vesting, benefit accruals and determination of the level of benefits (including for purposes of vacation, severance and retirement benefits) under any Plan sponsored or maintained by the Buyer Parties and their Affiliates (including the Company) in which such Company Employee is eligible to participate following the Closing Date (each, a “Buyer Plan”); provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. With respect to each Buyer Plan that is a health or welfare plan, the Buyer Parties shall (i) waive any limitation on health and welfare coverage of such Company Employees due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health and (ii) credit each such Company Employee with all deductible payments, co-payments and co-insurance paid by such Company Employee under any Plan prior to the Closing Date during the plan year in which the Closing Date occurs for the purpose of determining the extent to which any such Company Employee has satisfied any applicable deductible and whether such Company Employee has reached the out-of-pocket maximum for such year.

(d)  Nothing in this Section 6.7 shall be treated as an amendment, establishment or termination of, or undertaking to amend, establish or terminate, any Plan or any other benefit or compensation plan, program, policy, contract, agreement or arrangement. The provisions of this Section 6.7 are solely for the benefit of the respective parties to this Agreement, and nothing in this Section 6.7, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or service or continued employment or service for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such Company Employee or other Person under a Plan that such Company Employee or beneficiary or other Person would not otherwise have under the terms of that Plan.

6.8  R&W Insurance Policy. During the Interim Period, the Buyer Parties shall not (and shall cause their Subsidiaries and Affiliates not to) amend or modify in any material respect, or otherwise novate, assign, waive or terminate, any waiver of subrogation or do anything that would otherwise cause any right or obligation set forth in the R&W Insurance Policy not to have full force and effect and that would reasonably be expected to be materially adverse to Seller, without the prior written consent of Seller; provided that the Buyer Parties agree that any absence of coverage under the R&W Insurance Policy for any reason, including due to exclusions from coverage thereunder or the failure of the R&W Insurance Policy to be in full force and effect for any reason, will not expand, alter, amend, change or otherwise affect Seller’s liability under this Agreement.

6.9  Wrong Pockets. If at any time following the Closing it becomes apparent to the Parties, after consultation with each other, that (a) any asset used exclusively in the business of the Company and the Company Subsidiaries (including any Contract) was not transferred to Buyer, either directly or indirectly (through the acquisition of the Company Shares) pursuant to this Agreement, or (b) any asset used primarily in the business of Seller (excluding the business of the Company and the Company Subsidiaries) was inadvertently transferred to the Buyer or the Company or any of the Company Subsidiaries, and in each case the use of such asset is not covered by the Transition Services Agreement, Seller shall, and shall cause its applicable Affiliates to, with respect to subsection (a) or the Buyer Parties shall, and shall cause their Subsidiaries to, with respect to subsection (b), as promptly as practicable: (i) transfer all right, title and interest in such asset to Buyer, the Company, their respective Subsidiaries or as Buyer may direct or to Seller or as Seller may direct, as applicable, in each case for no additional consideration, and (ii) hold its right, title and interest in and to such asset in trust for the applicable transferee until such time as such transfer is completed.

6.10  Insurance Proceeds. The Parties acknowledge and agree that Seller shall be entitled to any and all insurance proceeds received by Seller or its Subsidiaries and the Company and the Company Subsidiaries whether prior to or after the Closing related to any claims in connection with Winter Storm Uri (including, without limitation, for property damage, business interruption, or Restorative Landscaping) and to the extent the Company or a Company Subsidiary receives any such amounts after the Closing, the provisions of Section 6.9 shall apply.

Article VII

ADDITIONAL AGREEMENTS

7.1  Appropriate Action.

(a)  Subject to the terms and conditions herein provided, each of Seller and the Buyer Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article VIII). Each of Seller and the Buyer Parties shall use reasonable best efforts to obtain consents of all Governmental Entities necessary to consummate the transactions contemplated by this Agreement.

7.2  Public Announcements.

(a)  Seller shall obtain the approval of Buyer (such approval not to be unreasonably withheld, conditioned or delayed) before issuing any press release or other public statement with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

(b)  The Buyer Parties shall obtain the approval of Seller (such approval not to be unreasonably withheld, conditioned or delayed) before issuing any press release or other public statement with respect to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby and shall not issue any such press release or make any such public statement prior to such approval, except as may be required by applicable Law or court process.

7.3  Exclusive Dealing.

(a)  Except as permitted by this Section 7.3 and except for the transactions contemplated hereby, during the Interim Period Seller shall not, and shall cause its Affiliates (including the Company and each Company Subsidiary) not to, and shall direct its and their respective financial advisors, consultants, employees and representatives (“Seller Representatives”) not to: (i) take any action to solicit, encourage the submission of any proposal, offer, inquiry or informational request by or, initiate or engage in discussions or negotiations with, any Person (other than the Buyer Parties and their Affiliates and Representatives) concerning any proposed Acquisition Transaction, or (ii) provide any confidential information to any such Person in connection with any Acquisition Transaction or any proposal, offer, inquiry or informational request related thereto. If Seller, the Company or any Company Subsidiary or any of their respective Affiliates or any Seller Representative receives from any Person (other than the Buyer Parties and their Affiliates and Representatives) any proposal, offer, inquiry or informational request relating to any proposed Acquisition Transaction, Seller shall (x) promptly advise such Person, by written notice, of the terms of this Section 7.3 and (y) promptly advise Buyer of (and provide Buyer a copy of) such proposal, offer, inquiry or informational request (together with all material documents that constitute, relate or refer to such proposal, offer, inquiry or informational request); provided, however that if such Acquisition Transaction constitutes an Acquisition Proposal and is deemed by the Seller Board to constitute a Superior Proposal in accordance with Section 7.3(b), the provisions of Section 7.3(b) to Section 7.3(d) shall apply instead.

(b)  Notwithstanding anything to the contrary in Section 7.3(a), the Company may take any of the actions described in Section 7.3(a) if (i) Seller has received a bona fide written Acquisition Proposal that did not result from a breach of Section 7.3(a), (ii) the Seller Board reasonably determines in good faith, after consultation with outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, (iii) Seller has provided Buyer with written notice of such determination and (iv) prior to furnishing or affording access to any non-public information or data with respect to Seller, the Company or any Company Subsidiary in connection with or for the purpose of encouraging or facilitating an Acquisition Proposal, Seller receives from such Person a confidentiality agreement with terms substantially similar to those contained in the Confidentiality Agreement.

(c)  Notwithstanding anything to the contrary set forth in this Agreement with respect to an Acquisition Proposal, the Seller Board may terminate this Agreement pursuant to Section 10.1(g) if, after receiving a bona fide written Acquisition Proposal that did not result from a breach of Section 7.3(a), (i) such Acquisition Proposal constitutes a Superior Proposal and, (ii) the Seller Board has determined in good faith, after consultation with outside legal counsel, that it is reasonably necessary to take such actions to comply with its fiduciary duties under applicable Law.

(d)  Nothing in this Section 7.3 shall prohibit Seller or the Seller Board, directly or indirectly through any of Seller’s Representatives, from (i) informing any Person that Seller, the Company or any Company Subsidiary is party to or bound by this Agreement and informing such person of the restrictions that are set forth in this Section 7.3 or (ii) disclosing factual information regarding the business, financial condition or results of operations of Seller, the Company or any Company Subsidiary or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal; provided that, in the case of this clause (ii), Seller shall in good faith determine that such information, facts, identity or terms are required to be disclosed under applicable Law or that failure to make such disclosure is reasonably likely to be inconsistent with the Seller Board’s fiduciary duties under applicable Law.

7.4  Retention and Access to Records. Seller shall have the right to retain copies of all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date. For a period of seven (7) years following the Closing Date, the Buyer Parties shall maintain all books and records of the Company and the Company Subsidiaries relating to periods ending on or prior to the Closing Date and shall make them, and any individuals responsible for maintenance of such books and records, available to Seller upon reasonable notice during normal business hours. The Buyer Parties shall furnish copies of such books and records to Seller promptly upon Seller’s request. The books and records contemplated by this Section 7.4 shall be deemed “Confidential Information” for purposes of the Seller Restrictive Covenants Agreement.

7.5  Tax Matters.

(a)  Preparation of Tax Returns. Except as otherwise provided in Section 2.5, all Tax Returns of the Company and the Company Subsidiaries for taxable periods ending on or prior to the Closing Date (each, a “Seller-Prepared Tax Return”) shall be prepared by Seller. The Transaction Tax Deductions shall be included as deductions on the Seller-Prepared Tax Return to the extent deductible thereon to the extent permitted by applicable Law. All other Tax Returns of the Company and the Company Subsidiaries, including for Straddle Periods (each, a “Buyer-Prepared Tax Return”) shall be prepared and filed by Buyer. Any such Buyer-Prepared Tax Return with respect to which Seller (or its Affiliates) could have any Tax liability pursuant to this Agreement or applicable Laws shall be (i) prepared in accordance with the prior positions and practices of the Company and the Company Subsidiaries, as applicable (unless otherwise required by Law) and (ii) provided to Seller at least 30 days prior to the due date of such Buyer-Prepared Tax Return for Seller’s review and approval, and Buyer shall incorporate any reasonable comments provided by Seller and timely file (or cause to be timely filed) such Buyer-Prepared Tax Return.

(b)  Prohibited Actions. Except as contemplated by this Agreement, without the prior written consent of the Seller, the Buyer Parties agree not to, or cause or permit any of their Affiliates (including the Company or any Company Subsidiary) to, make or change any Tax election (including an entity classification election), amend or file any Tax Return of the Company or any Company Subsidiary, enter into any closing agreement, extend or waive the limitation period applicable to any Tax claim or assessment, enter into any voluntary disclosure or similar agreement, surrender any right to claim a refund of Taxes or take any other action that could reasonably result in additional Taxes to Seller or its Affiliates pursuant to applicable Law, in each case, for any Pre-Closing Tax Period or Straddle Period of the Company or any Company Subsidiary.

(c)  Allocation of Certain Taxes.

(i)  For purposes of this Agreement, in the case of any Straddle Period, the amount of any ad valorem property Taxes or other Taxes imposed on the Company or the Company Subsidiaries that are not measured by income, gross receipt, payments, sales, withholding or payroll for the portion of a Straddle Period ending on the Closing Date will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period, and the amount of any Taxes imposed on the Company or any of its Subsidiaries measured by income, receipts, profits, payments, sales, or payroll or similar Taxes for the portion of such period ending on the Closing Date will be determined based on an interim closing of the books as of the end of the day on the Closing Date or, in the case of any such Taxes attributable to an equity interest in any partnership or other flow-thru entity, as if the Taxable year of such partnership or other flow-thru entity ended as of the close of business on the Closing Date (and for such purpose the taxable period of any foreign Subsidiary shall be deemed to terminate at the end of the day on the Closing Date).

(ii)  The Parties shall, to the extent permitted by applicable Law, elect with the relevant Tax authorities to treat for all income Tax purposes the Closing Date as the last day of a taxable period of the Company and each Company Subsidiary. Notwithstanding anything to the contrary contained in this Agreement, any Tax deductions attributable to the amounts that constitute success-based fees within the scope of Revenue Procedure 2011-29, 2011-18 IRB 746 paid by the Seller, the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement shall be included as deductions in the Seller-Prepared Tax Returns to the extent permitted by applicable Law, assuming that a safe harbor election is made pursuant to Revenue Procedure 2011-29, 2011-18 IRB 746.

(d)  Tax Refunds. Any refunds or credits of any overpayment of Taxes paid by or with respect to the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period, and including any credit of such an overpayment against an estimated quarterly payment for a post-Closing period, shall be for the account of Seller. The Buyer Parties shall pay over (or caused to be paid over) to Seller any such refund or credit (net of reasonable out-of-pocket expenses incurred by Buyer in prosecuting the refund claim) within five (5) days after receipt of such refund or credit. The Buyer Parties shall, at Seller’s expense, cooperate with Seller in obtaining such refunds or credits, including through the filing of amended Tax Returns or refund claims. To the maximum extent permitted by Law, any such refunds will be claimed in cash rather than as a credit against future Tax liabilities.

(e)  Tax Claims.

(i)  Notwithstanding anything in this Agreement to the contrary, after the Closing Date, the Buyer Parties shall provide written notice to Seller within ten (10) days of the receipt of any written notice by a Buyer Party or any of its Affiliates (including the Company and the Company Subsidiaries) of the assertion of any claim or the commencement of any Audit or other proceeding involving Taxes in respect of which indemnity may be sought pursuant to this Agreement or for which the Seller may be liable under applicable Laws (collectively, a “Tax Claim”).

(ii)  In the case of a Tax Claim (or any portion thereof) relating to any Pre-Closing Tax Period (other than a Straddle Period), Seller may, upon the written notice to Buyer, assume control of the defense of any such Tax Claim; provided, that if Seller so assumes control, Buyer may participate in the conduct of such Tax Claim at its own expense. If Seller declines to control such Tax Claim, then Buyer shall have the right to control the conduct of such Tax Claim (subject to Seller’s right to participate in such Tax Claim at its sole expense). The Party in control of a Tax Claim shall not resolve the Tax Claim without the other Party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(iii)  In the event of any conflict or overlap between the procedural provisions of this Section 7.5(e) and Section 9.3 relating to a Tax Claim, the provisions of this Section 7.5(e) shall control with respect to such Tax Claim.

(f)  No Tax Elections. The Parties agree and acknowledge that no election pursuant to Code Sections 336(e), 338(g) or 338(h)(10) shall be made in connection with the purchase and sale of the Company Shares.

(g)  Cooperation. From and after the Closing, the Parties shall cooperate in good faith, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return, any Audit or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, Audit or other proceeding, as well as making employees and facilities available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

7.6  Carrols and Fiesta Guarantees.

(a)  Following the Closing, the Buyer Parties and Seller shall cooperate and the Buyer Parties shall use their commercially reasonable efforts to terminate, or to cause either Buyer Party, the Company or a Company Subsidiary to be substituted in all respects for Carrols Corporation (“Carrols”) in each of the guarantees with respect to the Leased Property set forth in Section 7.6(a) of the Disclosure Schedule (the “Carrols Guarantees”). To the extent that Carrols or any of its Subsidiaries have performance obligations under any Carrols Guarantee, the Buyer Parties will (i) perform such obligations on behalf of Carrols and its Subsidiaries or (ii) otherwise take such action as reasonably requested by Seller so as to put Carrols and its Subsidiaries in the same position as if the Buyer Parties, and not Carrols and its Subsidiaries, had performed or were performing such obligations.

(b)  Following the Closing, the Buyer Parties and Seller shall cooperate and the Buyer Parties shall use their commercially reasonable efforts to terminate, or to cause the Buyer Parties, the Company or a Company Subsidiary to be substituted in all respects for Seller or its applicable Subsidiary in each of the guarantees with respect to the Leased Property set forth in Section 7.6(b) of the Disclosure Schedule (the “Seller Guarantees”). To the extent that Seller or any of its Subsidiaries have performance obligations under any Seller Guarantee, the Buyer Parties will (i) perform such obligations on behalf of Seller and its Subsidiaries or (ii) otherwise take such action as reasonably requested by Seller so as to put Seller and its Subsidiaries in the same position as if the Buyer Parties, and not Seller and its Subsidiaries, had performed or were performing such obligations.

7.7  Liquor Licenses Notwithstanding anything to the contrary in this Agreement, the Buyer Parties acknowledge and agree that Seller is not making any representation or warranty whatsoever with respect to any Buyer Party’s ability to sell alcoholic beverages at the Company Operated Restaurants under applicable Law and the ability to sell alcoholic beverages shall not be a condition to Closing or give rise to any liability to Seller or its Affiliates hereunder.  Upon Seller’s delivery of the executed Beverage Management Agreement pursuant to Section 3.2(m), and subject Seller’s compliance with the terms thereof, the Buyer Parties shall be solely responsible for obtaining their own permits to sell alcoholic beverages at the Company Operated Restaurants and Seller has no obligation to permit or allow any Buyer Party, and no Buyer Party shall have authority, to operate the Company Operated Restaurants under the existing liquor licenses from and after the Closing Date, except to the extent permitted pursuant to the Beverage Management Agreement. Furthermore, the Buyer Parties shall take all commercially reasonable efforts to obtain their own permits to sell alcoholic beverages at the Company Operated Restaurants promptly after Closing.

Article VIII

CLOSING CONDITIONS

8.1  Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer:

(a)  No Order. No Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order which (i) is final and non-appealable, (ii) is in effect and (iii) has the effect of making illegal or otherwise prohibiting the performance by the Buyer Parties and Seller of their respective obligations under this Agreement.

(b)  Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(c)  Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(d)  Closing Certificate. Buyer shall have received a certificate signed by an officer of Seller, dated the Closing Date, certifying that the conditions specified in Sections 8.1(b) and 8.1(c) have been satisfied.

(e)  Closing Deliverables. Seller shall have delivered or caused to be delivered the documentation required to be delivered by Seller pursuant to Section 3.2.

8.2  Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law, by Seller:

(a)  No Order. No Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order which (i) is final and non-appealable, (ii) is in effect and (iii) has the effect of making illegal or otherwise prohibiting the performance by the Buyer Parties and Seller of their respective obligations under this Agreement.

(b)  Representations and Warranties. The representations and warranties of the Buyer Parties contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “material adverse effect” qualifiers set forth therein) would not reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

(c)  Agreements and Covenants. The Buyer Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such Buyer Party on or prior to the Closing Date.

(d)  Closing Certificate. Seller shall have received a certificate signed by an officer of each Buyer Party, dated the Closing Date, certifying that the conditions specified in Sections 8.2(b) and 8.2(c) have been satisfied.

(e)  Closing Deliverables. The Buyer Parties shall have delivered or caused to be delivered the documentation and payments required to be delivered by Seller pursuant to Section 3.3.

8.3  Waiver of Closing Conditions(a). Upon the occurrence of the Closing, any condition set forth in this Article VIII that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

Article IX

INDEMNIFICATION

9.1  Survival.

(a)  The representations and warranties of Seller and of the Buyer Parties contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date. Notwithstanding the foregoing, any claims for indemnification asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from before the expiration of such twelve-month period will not thereafter be barred by the expiration of the relevant representation or warranty and such claims will survive until finally resolved.

(b)  None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant or agreement shall survive (i) in accordance with its terms or (ii) if such covenant or agreement does not specify a term, until sixty (60) days following expiration of the applicable statute of limitations (giving effect to any extensions and waivers thereof).

9.2  General Indemnification.

(a)  After the Closing, Seller agrees to indemnify, defend and hold Buyer and its Affiliates (each a “Buyer Indemnitee” and together, the “Buyer Indemnitees”) harmless from and against, and will pay and reimburse them for any actual damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) (collectively, “Loss”) incurred or suffered by a Buyer Indemnitee arising out of, based upon or resulting from:

(i)  any breach of, inaccuracy in, or failure to be true of, any representation or warranty made by Seller in Article IV of this Agreement or in the certificate contemplated by Section 8.1(d) (it being understood that for purposes of determining the existence of any breach of, inaccuracy in, or failure to be true of, any representation or warranty, as well as the quantification of any Loss arising out of any breach of, inaccuracy in, or failure to be true of, any such representation or warranty, no effect shall be given to any limitations or qualifications as to materiality, Material Adverse Effect or similar limitations set forth herein);

(ii)  any breach of any covenant or agreement of Seller contained in this Agreement;

(iii)  any Excluded Liabilities;

(iv)  the TC Closed Restaurant Leases and any matters related to the properties leased under such TC Closed Restaurant Leases; or

(v)  the Indemnified Tax Matters.

(b)  After the Closing, the Buyer Parties agree to indemnify, defend and hold Seller and its Affiliates (each a “Seller Indemnitee” and together, the “Seller Indemnitees”) harmless on a joint and several basis from and against, and will pay and reimburse them for any Loss incurred or suffered by a Seller Indemnitee arising out of, based upon or resulting from

(i)  any breach of, inaccuracy in, or failure to be true of, any representation or warranty made by the Buyer Parties in Article V or in the certificate contemplated by Section 8.2(d) (it being understood that for purposes of determining the existence of any breach of, inaccuracy in, or failure to be true of, any representation or warranty, as well as the quantification of any Loss arising out of any breach of, inaccuracy in, or failure to be true of, any such representation or warranty, no effect shall be given to any limitations or qualifications as to materiality, Material Adverse Effect or similar limitations set forth herein);

(ii)  any breach of any covenant or agreement of a Buyer Party contained in this Agreement;

(iii)  any Specified Current Liabilities;

(iv)  the Carrols Guarantees;

(v)  the Seller Guarantees; or

(vi)  the PT Assigned Leases and any matters related to the properties leased under such PT Assigned Leases.

(c)  The obligations to indemnify and hold harmless pursuant to Section 9.2(a)(i) and Section 9.2(b)(i) shall survive the consummation of the transactions contemplated hereby only for the period set forth in Section 9.1(a) and the obligations to indemnify and hold harmless pursuant to Section 9.2(a)(ii) and pursuant to Section 9.2(b)(ii) shall survive the consummation of the transactions contemplated hereby only for the period set forth in Section 9.1(b), in each case, except for claims for indemnification pursuant to such clauses asserted with reasonable specificity in a Claim Notice that is received by the Responsible Party prior to the end of such period, which such claims shall survive until final resolution thereof. The obligations to indemnify and hold harmless pursuant to Section 9.2(a)(iii), Section 9.2(a)(iv), Section 9.2(b)(iii), Section 9.2(b)(iv), Section 9.2(b)(v) and Section 9.2(b)(vi) shall survive the consummation of the transactions contemplated hereby indefinitely. The obligations to indemnify and hold harmless pursuant to Section 9.2(a)(v), shall survive the consummation of the transactions contemplated hereby until the second anniversary of the Closing Date.

9.3  Indemnification Procedures.

(a)  If a claim, action, suit or proceeding by a third party (a “Third Party Claim”) is made against any Person entitled to indemnification pursuant to Section 9.2 hereof (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Section 9.3, such Indemnified Party shall promptly deliver a Claim Notice to the Party obligated to indemnify such Indemnified Party (such notified party, the “Responsible Party”) of such claims; provided that the failure to deliver a Claim Notice shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby. The Responsible Party shall have the right to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party at the expense of the Responsible Party, of the settlement or defense thereof if (i) it acknowledges in writing that it is within the scope of the indemnification obligations set forth in this Article IX; (ii) the Third Party Claim does not seek an injunction or other equitable relief against the Indemnified Party; (iii) does not involve a Third Party Claim in which the Indemnified Party is also a party and which in the reasonable opinion of outside counsel to the Indemnified Party there is an actual conflict that exists between the Indemnified Party and the Responsible Party in connection with the defense of the Third Party Claim; and (iv) the Third Party Claim does not involve a Material Supplier; provided that the Responsible Party notifies the Indemnified Party of its intent to exercise such right within 30 days after receipt of such Claim Notice, and upon receipt of such notice, the Indemnified Party shall cooperate with the Responsible Party in connection therewith. The Responsible Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by such Indemnified Party, provided that the fees and expenses of such counsel shall be borne by such Indemnified Party. So long as the Responsible Party is reasonably contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim (whether or not appropriate notice has been given by Indemnified Party), provided that in such event it shall irrevocably waive any and all rights (including any rights of its Affiliates) to indemnification for such Third Party Claim unless the Responsible Party shall have expressly consented in advance in writing to such payment or settlement. If (and only if) the Responsible Party does not notify the Indemnified Party within 30 days after the receipt of the Indemnified Party’s Claim Notice hereunder that it elects to undertake the defense of the Third Party Claim described in such Claim Notice, the Indemnified Party shall have the right to (x) contest such Third Party Claim, and (y) with the prior written consent of the Responsible Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle such Third Party Claim, and the Responsible Party shall have the right at any time to participate (including through counsel chosen by the Responsible Party) in the defense of any such Third Party Claim at its own expense. The Indemnified Party shall not waive any right to indemnity pursuant to this Agreement by contesting or settling any claim in accordance with the previous sentence. The Responsible Party shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), enter into any settlement or consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim.

(b)  All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith; provided, however, that this Section 9.3(b) shall not apply to any pending or anticipated adversarial, judicial or arbitral dispute or proceeding between the Parties to this Agreement, which shall be governed by the applicable rules of discovery, evidence or procedure.

(c)  Any claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party by promptly providing the Responsible Party with a Claim Notice; provided that the failure to deliver a Claim Notice shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually and materially prejudiced thereby. The Responsible Party shall have 30 days after its receipt of such Claim Notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Responsible Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Responsible Party’s investigation by giving such information and assistance (including access to the Company and the Company Subsidiaries’ premises and personnel and the right to examine and copy any accounts, documents or records) as the Responsible Party or any of its professional advisors may reasonably request. If the Responsible Party does not so respond within such 30-day period, the Responsible Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.4  Limitations on Indemnification Obligations. Notwithstanding any provision to the contrary contained in this Agreement, the rights of the Buyer Indemnitees to indemnification pursuant to the provisions of Section 9.2 are subject to the following limitations:

(a)  the amount of any and all Losses will be determined net of (i) any amounts recovered or reasonably expected to be recovered by the Buyer Indemnitees pursuant to any indemnification by, or indemnification agreement with, any third party, (ii) any amounts recovered by the Buyer Indemnitees pursuant to any insurance policy (other than the R&W Insurance Policy), (iii) any other cash receipts or sources of reimbursement received by the Buyer Indemnitees in respect of or as an offset against such Losses, (each source of recovery referred to in clauses (i), (ii) and (iii), a “Collateral Source”) and (iv) the amount of any Tax benefits realized by the Buyer Indemnitees with respect to such Losses (a “Tax Benefit”);

(b)  the Buyer Indemnitees shall not be entitled to recover Losses from Seller pursuant to Section 9.2(a)(i) until the total amount which the Buyer Indemnitees would recover under this Agreement (as limited by the provisions of this Section 9.4), but for this Section 9.4(b), exceeds $425,000 (the “Threshold”) in which event Seller shall only be required to pay or be liable for Losses in excess of the Threshold;

(c)  the Buyer Indemnitees shall not be entitled to recover any Loss from Seller (and such Loss shall not be counted against the Threshold) pursuant to Section 9.2(a)(i) or Section 9.2(a)(v) unless such individual Loss exceeds $50,000;

(d)  in no event shall the obligations of Seller to provide indemnification (i) pursuant to Section 9.2(a)(i) exceed an aggregate amount equal to $425,000 and (ii) pursuant to Section 9.2(a)(v) exceed an aggregate amount equal to $1,500,000.

(e)  if any Buyer Indemnitee has been indemnified for a Loss hereunder and at any time thereafter such Buyer Indemnitee or any other Buyer Indemnitee recovers all or a portion of such Loss from a Collateral Source or receives a Tax Benefit with respect to such Loss, the Buyer Indemnitees shall promptly refund to Seller the amount previously received by Buyer Indemnitees hereunder with respect to such Loss (up to the amount recovered from the Collateral Source or the amount of the Tax Benefit);

(f)  to the extent an item (i) has been treated as (x) part of the Excluded Liabilities, (y) the Specified Current Liabilities or (z) part of Company Fees and Expenses included in the determination of the Net Purchase Price, or (ii) constitutes (x) Maintenance and Repair Work or (y) Restorative Landscaping, Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 9.2(a)(i), 9.2(a)(ii) or 9.2(a)(v) on account of said item;

(g)  Seller shall have no obligation to indemnify the Buyer Indemnitees for any Losses attributable to any Taxes (i) resulting from an action taken by Buyer on the Closing Date outside the ordinary course of business that is not contemplated by this Agreement (ii) of the Company or any Company Subsidiary (A) attributable to any taxable period beginning after the Closing Date or (B) with respect to any Straddle Period, attributable to the portion of such taxable period deemed to begin after the Closing Date determined pursuant to Section 7.5(c).

(h)  The Buyer Indemnitees shall use commercially reasonable efforts to make a claim for recovery of any amounts recoverable by them from any Collateral Source. The Buyer Indemnitees shall use their respective commercially reasonable efforts to mitigate any Losses. Notwithstanding anything to the contrary set forth herein, the limitations set forth in Section 9.4(b), Section 9.4(c), Section 9.4(d) and Section 9.4(e) shall not limit the rights of the Buyer Indemnitees to indemnification with respect to breaches of covenants or Fraud; provided, however, that the liability of Seller for such matters shall be subject to a cap equal to the amount of net, after-Tax proceeds received by Seller.

(i)  Seller shall not be liable under this Article IX for any Losses indemnifiable pursuant to Section 9.2(a)(i) if any Buyer Party had knowledge that any such representation or warranty was not true and correct prior to the Closing.

9.5  Exclusive Remedy and Manner of Payment(a). Notwithstanding anything else contained in this Agreement to the contrary, except for a Party’s right to specific performance or injunctive relief. after the Closing (a) indemnification pursuant to the provisions of this Article IX shall be the exclusive remedy of the Parties for any failure of any representation or warranty in this Agreement to be true and correct or the breach of any representation, warranty, covenant or other provision contained in this Agreement, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, relating to or in connection with this Agreement or the transactions contemplated hereby, it being agreed that all of such other entitlements, remedies and recourses are expressly waived and released by the Parties, to the fullest extent permitted by Law (provided that the foregoing sentence shall not limit any of the rights of the Buyer Indemnitees under the R&W Insurance Policy), and (b) except with respect to breaches of covenants and Fraud, the sole and exclusive remedy available to the Buyer Indemnitees for any Losses or other amounts arising under the indemnification obligations set forth herein, or otherwise in respect of the transactions contemplated hereby, shall be to make an indemnification claim against Seller in accordance with this Article IX and/or a claim under the R&W Insurance Policy. Notwithstanding the foregoing, nothing herein will limit the right of any party hereto to specifically enforce the terms of this Agreement in accordance with Section 11.10.

9.6  Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Net Purchase Price to the extent permitted by applicable Law.

Article X

TERMINATION

10.1  Termination. This Agreement may be terminated by giving written notice at any time prior to the Closing as follows:

(a)  by mutual consent of Buyer and Seller;

(b)  by either Buyer or Seller, if there shall be any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Entity of competent jurisdiction which is final and nonappealable preventing the consummation of the transactions contemplated hereby;

(c)  by Buyer or Seller, at any time after September 29, 2021, if the transactions contemplated hereby to occur at the Closing shall not have been consummated for any reason other than the failure of the party seeking to terminate this Agreement to comply with any covenant or agreement of such party set forth herein;

(d)  by Buyer, if Seller shall have breached or violated any of its representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to the Closing set forth in Section 8.1(b) or Section 8.1(c), and such breach or violation shall not have been cured within thirty (30) days after written notice thereof has been given by Buyer to Seller;

(e)  by Seller, if a Buyer Party shall have breached or violated any of its respective representations, warranties or covenants set forth in this Agreement in a manner that would prevent the satisfaction of the conditions to the Closing set forth in Section 8.2(b) or Section 8.2(c), and such breach or violation shall not have been cured within thirty (30) days after written notice thereof has been given by Seller to Buyer;

(f)  by Seller if (i) each of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Seller has confirmed by irrevocable written notice delivered to Buyer to the effect that (x) Seller stands ready, willing and able to consummate the transactions contemplated hereby on the date contemplated in Section 3.1 and is prepared to satisfy the conditions set forth in Section 8.1 that cannot be satisfied until the Closing on such date, and (iii) the Buyer Parties shall have not consummated the transactions contemplated hereby (including the Closing) on the date the Closing should have occurred pursuant to Section 3.1; and

(g)  by Seller at any time in order to enter into a definitive agreement with respect to a Superior Proposal (which definitive agreement shall be entered into concurrently with, or promptly following, the termination of this Agreement pursuant to this Section 10.1(g)); provided Seller shall pay the Termination Fee in accordance with Section 10.3.

10.2  Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and except as set forth in Section 10.1(g) and Section 10.3 there shall be no liability on the part of the Buyer Parties or Seller or any of their respective partners, officers, directors, Subsidiaries or Affiliates to any other party and all rights and obligations of any party hereto shall cease, except that (a) nothing herein shall relieve any party hereto from liability for any willful or intentional breach of this Agreement prior to the termination hereof and (b) except for (i) Section 6.4, Section 7.2, this Section 10.2, the provisions of Article XI and (ii) any obligations of the parties hereto under the Confidentiality Agreement, which, in each case, shall survive termination of this Agreement.

10.3  Termination Fee. In the event Seller terminates this Agreement pursuant to Section 10.1(g), Seller shall pay Buyer a termination fee in the amount of $2,975,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account specified by Buyer no later than ten (10) days from the date of such termination.

Article XI

MISCELLANEOUS

11.1  Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given (a) on the date delivered, if delivered personally, (b) on the third (3rd) Business Day after being mailed by registered or certified mail (postage prepaid, return receipt requested), (c) on the next Business Day after being sent by reputable overnight courier (delivery prepaid) or (d), on the date sent, in the case of electronic mail or fax delivery (or on the first Business Day following the date sent if the date sent is not a Business Day) if confirmation of successful transmission is received, in each case, to the parties at the following addresses, or on the date sent:

If to a Buyer Party:

YTC Enterprises, LLC and Yadav Enterprises, Inc.

c/o Yadav Enterprises, Inc.
3550 Mowry Ave.

Fremont CA 94538
Email: anil@yadavgroup.net
Attention: Anil Yadav

with a copy to:

Lorium PLLC
101 NE 3rd Ave., Suite 1800

Fort Lauderdale, FL 33301

Email: mkarsch@loriumlaw.com

Attention: Michael Karsch and Craig Pugatch

If to Seller:

Fiesta Restaurant Group, Inc.

7255 Corporate Center Dr., Suite C

Miami, FL 33126
Email: LDPietro@frgi.com
Attention: Louis DiPietro

with a copy to:

Akerman LLP
1251 Avenue of the Americas, 37th Floor

New York, New York 10020
Email: wayne.wald@akerman.com; palash.pandya@akerman.com
Attention: Wayne Wald; Palash Pandya

11.2  Amendment. This Agreement may be amended by the parties hereto at any time prior to the Closing; provided, however, that this Agreement may not be amended except by an instrument signed by Seller and the Buyer Parties.

11.3  Waiver. At any time prior to the Closing, the Buyer Parties, on the one hand, and Seller, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party or parties with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the party or parties to be bound thereby.

11.4  Headings. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5  Severability. If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or the remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

11.6  Entire Agreement. This Agreement (together with the Exhibits attached hereto and the Disclosure Schedule), the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof.

11.7  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by any party hereto without the prior written consent of the other parties hereto.

11.8  Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its respective successors and permitted assigns. Other than the provisions of (a) Sections 6.5 and 6.6 to the extent they apply to current or former directors, officers, employees and agents of the Company, (b) Section 11.16(a), to the extent it applies to the Non-Party Affiliates, and (c)  Section 11.17 to the extent it applies to the Retained Firm, no provision of this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.9  Failure or Delay Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

11.10  Specific Performance; Guarantee.

(a)   Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the Buyer Parties, on the one hand, and Seller, on the other hand, irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the Buyer Parties, on the one hand, and Seller, on the other hand, shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Each of Seller, on the one hand, and the Buyer Parties, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Seller or a Buyer Party as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Seller, or a Buyer Party, as applicable, under this Agreement.

(b)  Buyer Guarantor hereby absolutely, unconditionally, and irrevocably guarantees, as primary obligor and not merely as surety, the due and prompt payment, observance, performance and discharge of (i) Buyer’s payment obligations under this Agreement, including, but not limited to the Estimated Net Purchase Price, the payments contemplated by Article II and Section 3.3(c) and the Net Purchase Price when and as due, and (ii) Buyer’s covenants, agreements, obligations and liabilities under this Agreement and the Ancillary Agreements (collectively, the “Guaranteed Obligations”). Buyer Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law that would otherwise require any election of remedies by Seller. Buyer Guarantor waives promptness, diligence, notice of the acceptance of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Guaranteed Obligations and all other notices of any kind (other than notices expressly required to be provided to Buyer pursuant to this Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Person interested in the transactions contemplated by this Agreement, and all suretyship defenses generally (other than defenses to the payment of the Guaranteed Obligations that are available to Buyer under this Agreement). Buyer Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 11.10(b) are knowingly made in contemplation of such benefits. Buyer Guarantor hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any claim or Proceeding asserting that the Guaranteed Obligations are illegal, invalid or unenforceable in accordance with the terms of this Section 11.10(b).

11.11  Governing Law; Jurisdiction Waiver of Jury Trial.

(a)  This Agreement shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each party (i) submits to the exclusive jurisdiction of the courts of the State of Delaware or the Federal courts located in Delaware, in any action or proceeding arising out of or relating to this Agreement or any Ancillary Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 11.1 hereof. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware or the Federal courts located in Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11(b).

11.12  Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or by e-mail delivery of a “.pdf” format data file, each of which when executed shall be deemed to be an original copy of this Agreement and all of which taken together shall constitute one and the same agreement.

11.13  Interpretation. (a) As used in this Agreement, (i) the term “including” means “including, without limitation” and “including, but not limited to,” and (ii) the word “or” is not exclusive, unless the context otherwise requires. (b) Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, the use of any gender herein shall be deemed to include the other genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a person are also to its permitted successors and assigns. (c) All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. (d) Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. (e) When a reference is made in this Agreement to a section, article, exhibit or schedule, such reference shall be to a section or article of, or an exhibit or schedule to, this Agreement unless otherwise indicated. (f) The terms “hereof,” “herein,” “hereby,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement. (g) References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. Notwithstanding the foregoing, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date or dates. (h) All references in this Agreement to “dollars” or “$” shall mean United States Dollars. (i) A reference to information “made available,” “provided” or “delivered” to a Buyer Party, shall mean that such information was contained in the Seller’s electronic data room administered by Intralinks on or prior to the date hereof. (j) Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. (k) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. (l) With respect to the determination of any period of time, “from” means “from and including.” (m) the word “will” shall be construed to have the same meaning as the word “shall.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, if applicable, and such phrase does not mean simply “if”.

11.14  Costs of Dispute. Notwithstanding anything to the contrary contained herein, in the event of any dispute between the parties arising under this Agreement, the party prevailing in that dispute shall be entitled to receive from the other party reimbursement for its attorneys’ fees, court costs, expert witness fees and other similar costs.

11.15  Fees, Expenses and Other Payments. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement, including costs of their respective attorneys, accountants, investment bankers, brokers and other representatives.

11.16  Non-Recourse; Release.

(a)  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the other Ancillary Agreements (including any representation or warranty made in or in connection with this Agreement or the Ancillary Agreements or as an inducement to enter into this Agreement or the Ancillary Agreements), may be made only against the entities that are expressly identified as parties hereto and thereto. No Person who is not a named party to this Agreement or the Ancillary Agreements, including any past, present or future director, officer, employee, incorporator, member, partner, Affiliate, agent, attorney or representative of any named party to this Agreement or the other Ancillary Agreements (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or such Ancillary Agreements (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement or such Ancillary Agreements (as the case may be) or the negotiation or execution hereof or thereof; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement.

(b)  The Buyer Parties agree that none of the current or former officers, directors, managers, members, or partners of Seller, the Company or any of their respective Subsidiaries or current or former equityholders as of or prior to the Closing shall have any liability or responsibility to any of the Buyer Parties, the Company or any of its Subsidiaries for (and the Buyer Parties hereby unconditionally release such officers and directors from) any obligations or liability:

(i)  arising out of, or relating to, the organization, management or operation of the businesses of Seller, the Company or any of their respective Subsidiaries relating to any matter, occurrence, action or activity on or prior to the Closing Date;

(ii)  relating to this Agreement and the transactions contemplated hereby;

(iii)  arising out of or due to any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement, the Disclosure Schedule and the exhibits hereto or in any document, certificate or instrument contemplated hereby and thereby and delivered in connection herewith and therewith; or

(iv)  relating to any information (whether written or oral), documents or materials furnished by or on behalf of Seller, the Company or their Subsidiaries, including pursuant to the Confidentiality Agreement.

(c)   Notwithstanding anything to the contrary in Sections 11.16(a)-(b), this Section 11.16 will not limit any claims or remedies based on Fraud.

11.17  Certain Legal Representation Matters.

(a)  In any dispute or proceeding arising under or in connection with this Agreement or the transactions contemplated by this Agreement, Seller shall have the right, at its election, to retain the firm of Akerman LLP (the “Retained Firm”) to represent Seller in such matter and each Buyer Party hereby irrevocably consent to, and waive any conflict associated with, any such representation in any such matter. Each Buyer Party acknowledges and agrees that the Retained Firm has acted as counsel for Seller (and its Affiliates) and the Company, in connection with this Agreement and the Ancillary Agreements. The parties agree that the fact that the Retained Firm has represented Seller and the Company prior to the Closing shall not prevent the Retained Firm from representing Seller (or any of its Affiliates) in connection with any matters involving this Agreement and the Ancillary Agreements, including any disputes between any of the parties hereto that may arise after the Closing. Each Buyer Party hereby waives any actual or potential conflict of interest relating to the Retained Firm’s representation of Seller and the Company in the transactions contemplated by this Agreement or in any of the Ancillary Agreements.

(b)  Each Buyer Party, on behalf of itself and its Affiliates, including after the Effective Time the Company (and their respective directors, officers, employees, Affiliates, controlling persons and representatives and their respective successors and assigns), hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, Seller and/or the Company (and their respective directors, officers, employees, Affiliates, controlling persons and representatives) and, on the other hand, their counsel, including the Retained Firm, that specifically relate to the negotiation, preparation, execution and delivery of this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions completed hereunder or in connection with the Closing of the transactions contemplated hereby, shall be deemed privileged communications as to which such privilege may only be waived by Seller, and neither the Buyer Parties nor any Person purporting to act on behalf of or through a Buyer Party, will seek to obtain any such privileged communications by any process.

11.18  Construction(a). The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties hereto further acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties hereto with respect hereto and prior drafts will be deemed to be the joint work product or the parties hereto. The Buyer Parties, Seller and the Company acknowledge and agree that certain of the covenants and other provisions set forth herein purport to obligate the Company Subsidiaries to take certain actions. To the extent that any Company Subsidiary is not a direct party to this Agreement, Seller shall cause (and from and after the Closing, the Buyer Parties and the Company shall cause) each such non-party Company Subsidiary to comply with the terms of each such covenant and other provision to the same extent as if such Company Subsidiary was a direct party to this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned parties hereto have caused this Stock Interest Purchase Agreement to be executed as of the date first written above.

FIESTA RESTAURANT GROUP, INC.

By:	/s/ Richard Stockinger
	Name:	Richard Stockinger
	Title:	Chief Executive Officer and President

YTC ENTERPRISES, LLC

By:	/s/ Anil Yadav
	Name:	Anil Yadav
	Title:	Managing Member

YADAV ENTERPRISES, INC.

By:	/s/ Anil Yadav
	Name:	Anil Yadav
	Title:	CEO/President

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